UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Foundation Medicine, Inc., a Delaware corporation (the “Company,” “Foundation Medicine,” “we” or “us”). Foundation Medicine’s principal executive office is located at 150 Second Street, Cambridge, MA 02141. Foundation Medicine’s telephone number at this address is (617) 481-2200.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of June 25, 2018, there were (a) 37,137,339 issued and outstanding Shares, (b) 390,210 Shares subject to issuance pursuant to options granted by Foundation Medicine pursuant to the Foundation Medicine, Inc. Amended and Restated 2010 Stock Incentive Plan (the “2010 Plan”) and the Foundation Medicine, Inc. 2013 Stock Option and Incentive Plan (the “2013 Plan”), (c) 968,858 Shares underlying restricted stock units issued pursuant to the 2013 Plan, (d) no Shares reserved and available for future issuance under the 2010 Plan and 4,611,125 Shares reserved and available for future issuance under the 2013 Plan, and (e) 788,503 Shares reserved for issuance pursuant to the Foundation Medicine, Inc. 2013 Employee Stock Purchase Plan.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.foundationmedicine.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 150 Second Street, Cambridge, MA 02141.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding Shares at a price per Share equal to $137.00, net to the seller of such Shares in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the U.S. Securities and Exchange Commission (“SEC”) on July 2, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche Holdings and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 13, titled “The Merger Agreement” of the Offer to Purchase. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than Shares owned by (1) Roche Holdings, Merger Sub or any other direct or indirect subsidiary of Roche Holdings, (2) the Company or any direct or indirect subsidiary of the Company, and (3) stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Roche Holdings.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer, representing at least a majority of the then-outstanding Shares that are not owned by Roche Holdings and its affiliates, and (2) other customary closing conditions.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on July 2, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of July 30, 2018 (i.e., one minute after 11:59 p.m., New York City time, on July 30, 2018), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Roche Holdings has formed Merger Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Roche Holdings and Merger Sub is 1 DNA Way, MS #24, South San Francisco, CA 94080 and the telephone number at such principal office is (650) 225-1000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC page of the Foundation Medicine Investor Relations website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the Information Agent engaged by Merger Sub for the Offer, toll free at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the United States or Canada) or via email at tenderoffer@mackenziepartners.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Roche Holdings, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Roche Holdings and Certain of its Affiliates.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Roche Holdings and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Roche Holdings or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Roche Holdings and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Roche Holdings and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Roche Holdings or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Roche Holdings or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13 titled “The Merger Agreement” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Prior Investments

In 2012, Roche Finance Ltd, an affiliate of Roche Holdings, purchased 2,212,389 shares of the Company’s Series B Preferred Stock, which converted into 553,097 Shares upon the closing of the Company’s initial public offering in 2013.

On January 12, 2015, Foundation Medicine and Roche Holdings entered into a certain Transaction Agreement (the “2015 Transaction Agreement”), pursuant to which, on April 7, 2015 (the “2015 Closing”), Roche Holdings acquired 15,604,288 Shares, at a purchase price of $50.00 per Share, in a tender offer for aggregate consideration of approximately $780.2 million, and completed its primary investment in the Company of $250 million in cash to purchase 5,000,000 newly issued Shares at a price of $50.00 per Share (together, the “Investment”).

Immediately following the 2015 Closing, Roche Holdings and its affiliates collectively beneficially owned approximately 61.3% of the outstanding Shares. As of June 25, 2018, Roche Holdings and its affiliates collectively beneficially owned 21,019,111 Shares representing approximately 56.6% of the outstanding Shares. The interests of Roche Holdings and its affiliates in the Offer and the Merger are different from the interests of the Company’s other stockholders given that Roche Holdings is acquiring and not selling Shares in the Transactions and will continue to have an ownership interest in the Company following completion of the Transactions.

Collaboration Agreements

In connection with the Investment and simultaneously with the execution of the 2015 Transaction Agreement, the Company entered into a strategic collaboration with certain affiliates of Roche Holdings to develop and commercialize comprehensive molecular information and genomic analysis products for the treatment of cancer patients (the “Collaboration”), pursuant to (a) a Collaboration Agreement (as amended, the “R&D Collaboration Agreement”), by and among the Company, F. Hoffmann-La Roche Ltd. (“Roche Basel”), and Hoffmann-La Roche Inc. (“Roche US, and, together with Roche Basel, “Roche”), (b) a U.S. Education Collaboration Agreement (the “U.S. Education Collaboration Agreement”), by and between the Company and Genentech, Inc., a wholly-owned subsidiary of Roche Holdings (“Genentech”), (c) an Ex-U.S. Commercialization Agreement (as amended and restated, the “Ex-U.S. Commercialization Agreement”), by and between the Company and Roche Basel, and (d) a Binding Term Sheet for an In Vitro Diagnostics (IVD) Agreement (the “IVD Term Sheet”), by and between the Company and Roche Basel, each of which became effective April 7, 2015. In April 2016, the Company entered into a Master IVD Collaboration Agreement (the “IVD Collaboration Agreement”), with Roche Basel and Roche Molecular Systems, Inc. (“Roche Molecular”, and, together with Roche Basel, “Roche IVD”), which memorialized in a definitive agreement the principal terms set forth in the IVD Term Sheet. We refer to the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the Master IVD Collaboration Agreement collectively as the “Collaboration Agreements.” The summary descriptions of the Collaboration Agreements set forth below do not purport to be complete and are qualified in their entirety by reference to the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the IVD Collaboration Agreement, redacted copies of which are filed as Exhibits (e)(4)-(e)(10), (e)(11), (e)(12) and (e)(13), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference. Foundation Medicine submitted FOIA Confidential Treatment Requests to the SEC pursuant to Rule 24b-2 under the Exchange Act requesting that it be permitted to redact certain portions of the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the IVD Collaboration Agreement. The omitted material has been omitted and filed separately with the SEC.

R&D Collaboration Agreement. Pursuant to the R&D Collaboration Agreement, the Company collaborates with Roche on multiple programs related to the use and development of products and services for use in molecular information, immunotherapy, ctDNA, and companion diagnostics. These programs are being conducted pursuant to agreed-upon work plans and are subject to the oversight of a joint research and development committee. Under the molecular information platform program, Roche is required to pay the Company $85 million over five years, which commenced in April 2015, for the molecular genomic profiling of a minimum number of cancer samples and to access the Company’s molecular information database. The Company could also receive up to approximately $74 million for the scope of activities related to the immunotherapy testing platform program, the ctDNA platform program, and the companion diagnostics platform program. The initial term of the molecular information platform program under the R&D Collaboration Agreement ends in April 2020. However, certain provisions of the R&D Collaboration Agreement may remain in effect after such initial five-year term so long as Roche and its affiliates own at least a majority of the outstanding shares of the Company’s common stock. The Company or Roche may terminate the R&D Collaboration Agreement in the event of a breach of the agreement by the other party.

U.S. Education Collaboration Agreement. Pursuant to the U.S. Education Collaboration Agreement, the Company and Genentech are conducting an education support program for healthcare professionals and laboratories in the United States regarding the use of next-generation sequencing and comprehensive genomic profiling technology. Genentech develops education materials based upon information related to comprehensive genomic profiling provided by the Company, and the Company and Genentech share the costs related to the education support program activities. In addition, in the event the Company seeks to promote any companion diagnostic product for use with a Genentech therapeutic in the United States, then Genentech has a right of first negotiation, subject to certain conditions, with respect to the co-promotion of such companion diagnostic product. The U.S. Education Collaboration Agreement will remain in effect for five years from April 2015. Either party may terminate the U.S. Education Collaboration Agreement without cause upon three months’ written notice, and either party may terminate in the event of a breach by the other party.

Ex-U.S. Commercialization Agreement. Pursuant to the Ex-U.S. Commercialization Agreement, which was amended and restated in February 2018, Roche Basel has the right, subject to the terms and conditions of such agreement, to commercialize the Company’s existing clinical diagnostic testing products, including FoundationOne, FoundationOneHeme, FoundationACT, FoundationOne CDx, any clinical diagnostic products developed under the R&D Collaboration Agreement, and any other products upon mutual agreement. Roche Basel has the exclusive right to commercialize such products worldwide, excluding the United States, and any countries excluded pursuant to the terms of the agreement. Roche Basel also holds a right of first negotiation with respect to the commercialization of the Company’s future clinical diagnostic products, excluding in vitro diagnostic kit products, companion diagnostic products developed by the Company for third parties, and any standalone data or molecular information products. In connection with the commercial launch of a given product in a given country or region, Roche Basel must, among other things, establish and maintain a dedicated sales force (which is prohibited from promoting, and may not be directly compensated by the sale of, oncology therapeutics), provide marketing messaging for the product that is consistent with the Company’s messaging relating to that product in the United States, and provide customer support for the product. Roche Basel has also agreed to additional regulatory and commercialization obligations relating specifically to FoundationOne CDx. Pursuant to the terms of the agreement, the Company and Roche Basel agreed upon the process by which FoundationOne CDx will replace FoundationOne in each country in the Roche Basel commercialization territory in which the Company determines to commercially launch FoundationOne CDx. In the event that Roche Basel does not satisfy any of its commercial launch or other obligations in a given country, the Company has the right to terminate Roche’s exclusive commercialization rights in such country. Roche Basel also pays agreed upon royalties and commercial milestones for each of the products. Further, if Roche Basel fails to meet certain minimum revenue requirements for FoundationOne, FoundationOneHeme, FoundationACT, or FoundationOneCDx for three consecutive years in a specified country, the Company has the right to terminate Roche Basel’s exclusive commercialization rights in the applicable country. The Ex-U.S. Commercialization Agreement is in effect until April 2020 and may be extended by Roche Basel for additional two-year periods. Roche Basel has the right to terminate the agreement without cause upon six months’ written notice after the initial five-year term, and either party may terminate the agreement in the event of breach by the other party.

IVD Collaboration Agreement. The IVD Collaboration Agreement provides terms for the Company and Roche IVD to collaborate non-exclusively to develop and commercialize in vitro diagnostic versions of certain of our existing products, including FoundationOne and FoundationOneHeme, and our future products, including those developed under the R&D Collaboration Agreement. The IVD Collaboration Agreement expires on April 7, 2020, unless earlier terminated as provided therein. Roche IVD also has the right, in its sole discretion, to extend the term of the IVD Collaboration Agreement for additional two-year periods of time during any period of time in which Roche IVD continues to hold at least 50.1% of the Company’s capital stock. Either party may terminate the IVD Collaboration Agreement for an uncured breach of the agreement, or for insolvency or bankruptcy.

Recent Developments. On March 16, 2018, Foundation Medicine announced that Chugai Pharmaceutical Co., Ltd. (“Chugai”), an affiliate of Roche Holdings, filed to obtain regulatory approval from the Ministry of Health, Labour and Welfare to promote and sell FoundationOne CDx in Japan. Chugai entered into an agreement with Roche to conduct commercial activities in Japan for FoundationOne CDx and Foundation Medicine’s other comprehensive genomic profiling, or CGP, assays.

On April 26, 2018, Foundation Medicine announced a three-party collaboration with Roche and Dian Diagnostics Group, Co., Ltd. (“Dian”) to integrate Foundation Medicine’s CGP assays into clinical patient care in mainland China. Under the collaboration, Dian is the exclusive clinical sequencing partner in China for FoundationOne, FoundationACT and FoundationOneHeme, enabling the delivery of molecular information services associated with these tests for patients in China. Roche maintains commercial exclusivity for the Company’s molecular information services in China, and in cooperation with Dian continues its current in-county activities to support the broad integration of CGP into clinical care.

Investor Rights Agreement

On April 7, 2015, in connection with the 2015 Closing, that certain Investor Rights Agreement, dated as of January 11, 2015, by and among the Company, Roche Holdings and certain other stockholders of the Company (the “Investor Rights Agreement”) became effective. The summary description of the Investor Rights Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Composition of the Board of Directors. Immediately following the 2015 Closing and pursuant to the Investor Rights Agreement, the Board was increased to nine directors and reconstituted to include three directors designated by Roche Holdings (Daniel O’Day, Sandra Horning, M.D. and Michael Varney, Ph.D.) (the “Roche Designees”). So long as Roche Holdings beneficially owns at least 10% of the outstanding Shares, Roche Holdings is entitled to the lesser of (A) the number of seats representing 33.34% of the Board and (B) proportionate representation on the Board, but in any event, at least one director designee. In addition, so long as there is at least one Roche Designee on the Board, Roche Holdings is entitled to proportionate representation on each committee of the Board of Directors, but in any event, at least one director or observer designee on each committee, subject to compliance with the applicable rules of the SEC and the NASDAQ Stock Market. Notwithstanding the foregoing, directors appointed by Roche Holdings may be excluded from any discussions of the Board regarding any actual or potential collaboration agreement between the Company and any pharmaceutical, biotechnology or biopharmaceutical company that is at such time an actual competitor of Roche Holdings and which is similar in scope, nature and value to the ordinary course collaboration agreements of the Company existing as of January 11, 2015.

Roche Approval Required for Certain Actions. Until such time as Roche Holdings beneficially owns less than a majority of the outstanding Shares (subject to a cure period), the Company (and its subsidiaries) may not take certain actions without Roche Holdings’ prior written consent, including any of the following:

•	appoint a new Chief Executive Officer of the Company;

•	incur any indebtedness (as defined in the Investor Rights Agreement) that would result in the outstanding aggregate principal amount of the indebtedness of the Company and its subsidiaries exceeding the lesser of (1) $200 million and (2) 20% of the Company’s aggregate market capitalization at the time of such incurrence;

•	issue or sell any equity securities (including any securities convertible or exercisable into such equity securities), other than (1) Shares issued pursuant to equity awards granted as of the 2015 Closing in accordance with their terms, (2) equity awards granted after the 2015 Closing pursuant to the Company’s 2013 Plan or any permitted new equity incentive plan or equity incentive plan amendment and (3) in connection with permitted acquisitions, certain Shares issued as stock consideration as long as such issuance does not result in Roche Holdings beneficially owning less than 50.5% of the outstanding Shares on a fully diluted basis;

•	establish or amend any equity incentive plan of the Company, except for certain equity plans;

•	acquire any entity, business or assets if the aggregate consideration payable by the Company and its subsidiaries exceeds the lesser of (1) $200 million and (2) 20% of the Company’s aggregate market capitalization at the time of such transaction, unless Roche Holdings is separately contemplating acquiring the same entity, business or assets;

•	dispose of any entity, business or assets if the aggregate consideration payable to the Company and its subsidiaries exceeds $50 million;

•	change the scope and nature of the Company’s business;

•	amend the organizational documents of the Company or any of its subsidiaries;

•	take any action that would impair in any material respect the Company’s ability to perform its obligations under the Investor Rights Agreement or Roche Holdings’ rights thereunder; or

•	voluntarily dissolve or liquidate or make any voluntary bankruptcy filings.

Voting Obligations. As long as Roche Holdings is entitled to appoint at least one director to the Board, Roche Holdings will be required to (1) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of the Company, (2) vote all of its Shares to approve any matter requiring approval by Roche Holdings described in the preceding paragraph that Roche Holdings has approved within the previous six months (unless the Board or a committee thereof changes its recommendation with respect to such matter) and (3) vote all of its Shares in connection with the election of directors or the adoption of certain equity plans either (a) in accordance with the recommendation of the Board or (b) in the same proportion as the votes cast by all stockholders of the Company other than Roche Holdings and its affiliates.

Standstill Restrictions. During the period following the 2015 Closing and ending on April 7, 2018 (the “Restricted Period”), Roche Holdings was restricted from acquiring additional Shares, except in order to offset dilution and maintain its aggregate percentage ownership in the Company at no less than 50.5% of the outstanding Shares on a fully diluted basis. For as long as Roche Holdings has the right to designate a director, Roche Holdings is prohibited from making any proxy solicitations in connection with the election or removal of directors, or knowingly encouraging or facilitating a third party to engage in any such solicitation, subject to certain limited exceptions. As of April 8, 2018, if Roche Holdings desires to acquire Shares (other than in transactions to maintain its aggregate percentage ownership), it is permitted only to make an offer to purchase all remaining Shares held by the other stockholders of the Company (a “Buyout Offer”). Prior to April 7, 2020, for as long as Roche Holdings beneficially owns at least 20% of the outstanding shares, any Buyout Offer is required to be made on a confidential basis, subject to the review, evaluation and approval of a special committee of independent directors who are unaffiliated with Roche Holdings and are not officers or employees of the Company (the “Disinterested Directors”) and subject to a non-waivable condition that a majority of the Shares held by stockholders of the Company not affiliated with Roche Holdings approve the Buyout Offer. From and after April 7, 2020, if Roche Holdings desires to acquire Shares (other than in transactions to maintain its aggregate percentage ownership), Roche Holdings is permitted to make a Buyout Offer directly to the stockholders of the Company without the review, evaluation or approval of the Board or the Disinterested Directors, as long as the Buyout Offer is subject to the non-waivable condition that a majority of the Shares held by stockholders of the Company not affiliated with Roche Holdings approve the Buyout Offer. From and after April 7, 2020, for as long as Roche Holdings beneficially owns at least 20% of the outstanding Shares, if Roche Holdings makes a Buyout Offer, then at any subsequent annual meeting of the stockholders of the Company (or special meeting called for the purpose of electing directors), Roche Holdings will be entitled to nominate any individuals who qualify as independent directors under the terms of the Investor Rights Agreement for any or all Board seats.

Roche Holdings’ Ability to Maintain its Percentage Ownership Interest in the Company’s Stock. The Company has agreed to establish and maintain a stock repurchase program to repurchase Shares in order to maintain Roche Holdings’ aggregate percentage ownership in the Company at no less than 50.5% of the outstanding Shares on a fully diluted basis, less any Shares transferred by Roche Holdings (the “Share Percentage Minimum”). The Company’s obligation to maintain such stock repurchase program will terminate upon the earlier of (a) any transfer by Roche Holdings of Shares following which Roche Holdings beneficially owns less than 40% of the outstanding Shares on a fully diluted basis and (b) Roche Holdings beneficially owning less than 30% of the outstanding Shares.

Until the date on which Roche Holdings beneficially owns less than 30% of the outstanding Shares, Roche Holdings holds a continuing option to purchase Shares from the Company or in the open market, at prevailing market prices, in order to maintain Roche Holdings’ Share Percentage Minimum. If the Company fails to or is unable to satisfy its repurchase obligations under the stock repurchase program described above, and Roche Holdings purchases Shares from the Company or in the open market, the Share Percentage Minimum is increased by the percentage of the outstanding Shares, on a fully diluted basis, represented by the Shares that Roche Holdings was required to purchase at its cost in order to maintain its aggregate percentage ownership in the Company.

In the event that the Company issues any securities and, as a result thereof, Roche Holdings beneficially owns less than 50.1% of the outstanding Shares on a fully diluted basis, the restrictions on Roche Holdings under the Investor Rights Agreement (including with respect to the agreement to vote Roche Holdings’ Shares, the standstill restrictions and the transfer restrictions described below), but not the rights of Roche Holdings under the Investor Rights Agreement, immediately terminate, and Roche Holdings thereafter has the ability to exercise in full its rights as a stockholder of the Company.

Restrictions on Transfer of Shares. Commencing on April 8, 2018, subject to certain exceptions, Roche Holdings may not, without the prior consent of a special committee of Disinterested Directors, transfer any Shares to any person or group, if such person or group would beneficially own in excess of 10% of the outstanding Shares following such transfer. Following April 7, 2020, Roche Holdings may transfer all (but not less than all) of its Shares to a third party that has made an offer to the Company or its stockholders (including pursuant to a tender offer) to purchase all of the outstanding Shares if the price, form of consideration and other terms and conditions of the transfer offered to Roche Holdings are the same as (or no more favorable than) the price, form of consideration and other terms and conditions offered to all other stockholders of the Company, other than (a) fair market consideration payable in exchange for entering into restrictive covenants and (b) commercial agreements (including with respect to transition services) on arm’s-length terms, in each case, as required by the purchaser as a condition to the transaction.

Freedom to Pursue Opportunities. Neither Roche Holdings (including the Roche Designees) nor the Company will be generally required to offer a corporate opportunity to the other, and except as agreed in connection with the strategic collaboration between Roche Holdings and the Company or as part of the Investor Rights Agreement, there will be no restrictions on the Company’s or Roche Holdings’ ability to engage in similar activities or lines of business.

Matters Reserved for Approval of the Disinterested Directors. For as long as there is at least one Roche Designee on the Board, the following actions require approval of a majority of the Disinterested Directors (or a special committee of Disinterested Directors):

•	any transaction between Roche Holdings or any of its affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand;

•	any enforcement or waiver of the rights of the Company or any of its subsidiaries under any agreement between the Company or any of its subsidiaries, on the one hand, and Roche Holdings or any of its affiliates, on the other hand; and

•	any purchase of Shares by Roche Holdings or any of its affiliates, except as otherwise expressly set forth in the Investor Rights Agreement.

Confidentiality. The Investor Rights Agreement contains confidentiality obligations for each of Foundation Medicine and Roche Holdings, pursuant to which each agreed, subject to certain exceptions, to keep confidential any non-public information regarding the other party or any of its subsidiaries, affiliates or divisions furnished to such party in connection with Roche Holdings’ investment in the Company.

Termination. The Investor Rights Agreement automatically terminates upon the later of the date Roche Holdings beneficially owns less than 10% of the outstanding Shares or the date that Roche Holdings owns no Registrable Securities (as defined in the Investor Rights Agreement). Roche Holdings has the right to terminate the Investor Rights Agreement in the event that it owns 100% of the outstanding Shares of Foundation Medicine.

Credit Facility

On August 2, 2016, Foundation Medicine entered into a Credit Facility Agreement (the “Credit Facility”) with Roche Finance Ltd, an affiliate of Roche Holdings. On July 31, 2017, Foundation Medicine amended the Credit Facility. Under the Credit Facility, as amended, during the three-year period ending on July 31, 2020 (the “Draw Period”), Foundation Medicine may borrow up to $200 million, of which $80 million was available to Foundation Medicine immediately and of which $120 million became available upon the achievement of certain milestones. During the Draw Period, Foundation Medicine must pay Roche Holdings quarterly a commitment fee equal to 0.4% of the available balance of the Credit Facility. The proceeds from the Credit Facility are intended to be used for product development and commercialization, corporate development, and working capital management. Loans made under the Credit Facility bear interest at 6.5% per annum. Foundation Medicine must pay Roche Holdings quarterly during the Draw Period, and for six months thereafter, accrued interest on the outstanding principal of the loans. Beginning six months after the Draw Period and for five years thereafter, Foundation Medicine must pay Roche Holdings quarterly equal payments of principal, with accrued interest, until maturity of the Credit Facility on February 2, 2026. The Credit Facility is subject to prepayment fees and default interest rates.

The Credit Facility is secured by a lien on all of Foundation Medicine’s tangible and intangible personal property, including, but not limited to, shares of Foundation Medicine’s subsidiaries (65% of the equity interests in the case of foreign subsidiaries), intellectual property, insurance, trade and intercompany receivables, inventory and equipment and contract rights, and all proceeds and products thereof (other than certain excluded assets). The Credit Facility contains certain affirmative covenants, including, among others, obligations for the Company to provide monthly and annual financial statements, to meet specified minimum cash requirements, to provide tax gross-up and indemnification protection, and to comply with laws. The Credit Facility also contains certain negative covenants, including, among others, restrictions on Foundation Medicine’s ability to dispose of certain assets, to acquire another company or business, to encumber or permit liens on certain assets, to incur additional indebtedness (subject to customary exceptions) and to pay dividends on Foundation Medicine’s common stock. The Credit Facility also provides for a number of events of default, including, among others, defaults due to non-payment, bankruptcy, failure to comply with covenants, breaches of a representation and warranty, change of control, or material adverse effect and judgment defaults. As of June 26, 2018, the Company had $110 million in borrowings outstanding and $90 million of unused and available credit under the Credit Facility.

The summary description of the Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Credit Facility, a copy of which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.

Tax Sharing Agreement

Simultaneously with the execution of the 2015 Transaction Agreement, the Company entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Roche Holdings with respect to the inclusion of the Company and its subsidiaries with Roche Holdings and/or one or more subsidiaries of Roche Holdings in consolidated, combined or unitary income tax groups for certain state and local tax jurisdictions following the 2015 Closing. Pursuant to the Tax Sharing Agreement, the Company and Roche Holdings agreed to make payments such that the net amount paid by the Company on account of Roche Holdings’ consolidated, combined or unitary taxes in respect of such state and local tax jurisdictions generally will be approximately equal to the amounts that the Company and its subsidiaries would have paid on account of income taxes in such jurisdictions if the Company and its subsidiaries were not related to Roche Holdings by stock ownership and filed income tax returns separately from Roche Holdings in such jurisdictions.

The summary description of the Tax Sharing Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Tax Sharing Agreement, a copy of which is filed as Exhibit (e)(16) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Roche Holdings, or to the knowledge of Merger Sub and Roche Holdings, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Roche Holdings, beneficially owns any equity security of the Company, and neither Merger Sub nor Roche Holdings, or to the knowledge of Merger Sub and Roche Holdings, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. See also “—Prior Investments” above.

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Recommendation of the Special Committee and the Company’s Board of Directors” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Troy Cox	President, Chief Executive Officer and Director
Thomas Civik	Chief Commercial Officer
Michael Doherty	Head of Product Development
Konstantin Fiedler, Ph.D.	Chief Operating Officer
Robert Hesslein, J.D.	Senior Vice President and General Counsel
Vincent Miller, M.D.	Chief Medical Officer
Melanie Nallicheri	Chief Business Officer and Head of BioPharma
Jason Ryan	Chief Financial Officer

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 22, 2018, the executive officers and directors of the Company owned, in the aggregate, 391,635 Shares (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units).

The following table sets forth (1) the number of Shares beneficially owned as of June 22, 2018, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units) and (2) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $137.00 per Share.

	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Troy Cox	35,667	4,886,379
Thomas Civik	—	—
Michael Doherty	12,691	1,738,667
Konstantin Fiedler	2,032	278,384
Robert Hesslein	73,181	10,025,797
Vincent Miller	27,443	3,759,691
Melanie Nallicheri	16,079	2,202,823
Jason Ryan	2,800	383,600
Directors:
Alexis Borisy	73,173	10,024,701
Michael Dougherty	12,120	1,660,440
Sandra Horning (1)	—	—
Evan Jones	26,952	3,692,424
Daniel O’Day (1)	—	—
Michael Pellini	103,711	14,208,407
Michael Varney (1)	—	—
Krishna Yeshwant	5,786	792,682
All directors and executive officers as a group (16 persons) (2)	391,635	53,653,995

(1)	Mr. O’Day and Drs. Horning and Varney are the Roche Designees on the Company’s Board of Directors.
(2)	Shares held by all directors and executive officers represented approximately 1.0% of the Company’s outstanding Shares as of June 22, 2018.

Effect of the Offer and the Merger on Company Compensatory Awards

At the Effective Time and consistent with the terms of the 2010 Plan and the 2013 Plan, copies of which are filed as Exhibit (e)(18) and Exhibit (e)(19), respectively, to this Schedule 14D-9 and are incorporated herein by reference, each vested Company stock option (each a “Vested Company Option”) that is outstanding immediately prior thereto will be canceled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per Share of such Vested Company Option, multiplied by (2) the total number of Shares subject to such Vested Company Option.

At the Effective Time and consistent with the terms of the 2010 Plan and the 2013 Plan, each unvested Company stock option (each an “Unvested Company Option”) that is outstanding immediately prior thereto will be canceled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash, without interest, equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per Share of such Unvested Company Option, multiplied by (2) the total number of Shares subject to such Unvested Company Option (the “Unvested Option Consideration”); provided that such per Share Unvested Option Consideration will not be paid at the Effective Time but will instead be subject to the holder remaining continuously employed with the Company (or an affiliate thereof) until one or more specified dates and otherwise satisfying other vesting conditions applicable to the underlying Unvested Company Option.

At the Effective Time and consistent with the terms of the 2010 Plan and the 2013 Plan, each vested Company restricted stock unit award that is outstanding immediately prior thereto will be canceled, and the Company shall pay the holder of any such award at or promptly after the Effective Time an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of Shares represented by such award. In accordance with the Company’s non-employee director compensation policy, any restricted stock unit awards held by non-employee directors of the Company will vest upon the Merger, and the holder will be entitled to a cash payment equal to the product of the Offer Price multiplied by the number of Shares represented by such award.

At the Effective Time and consistent with the terms of the 2010 Plan and the 2013 Plan, each unvested Company restricted stock unit award (each an “Unvested Company RSU Award”) that is outstanding immediately prior thereto shall be canceled and converted into the right to receive an amount (subject to applicable withholding tax) in cash, without interest, equal to the product of the Offer Price and the number of Shares represented by such Unvested Company RSU Award (the “Unvested RSU Consideration”); provided that such per Share Unvested RSU Consideration will not be paid at the Effective Time but will instead be subject to the holder remaining continuously employed with the Company (or an affiliate thereof) until one or more specified dates and otherwise satisfying all other vesting conditions applicable to the underlying Unvested Company RSU Award.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “—Quantification of Payments Related to Company Compensatory Awards” below.

Employment Arrangements with the Company’s Executive Officers

Employment Agreement with Mr. Cox. On January 5, 2017, the Company entered into an employment agreement with Mr. Cox for the position of Chief Executive Officer. If the Company terminates Mr. Cox’s employment without “cause” at any time or if Mr. Cox terminates his employment for “good reason” in accordance with the “good reason process” within 18 months following a “change in control” (as such terms are defined in his employment agreement), Mr. Cox will be entitled to (1) continuation of his base salary at the rate in effect immediately prior to the termination date for 18 months following the termination date, (2) provided he timely elects COBRA benefits, continued payment of the employer portion of medical insurance benefits that he would otherwise be eligible to receive as an active employee of the Company until the earlier of 18 months following the termination date and the date Mr. Cox becomes re-employed or otherwise ineligible for COBRA, and (3) in accordance with the Company’s severance guidelines, a payment equal to 1.5 times his target annual bonus for the year in which his employment terminates, payable in installments over the 18 month period during which he receives base salary continuation. If Mr. Cox becomes entitled to such termination payments within 18 months following a change in control, then any outstanding unvested time-based equity awards granted prior to the change in control will also vest in full. Mr. Cox’s receipt of such termination payments and benefits is contingent upon execution, non-revocation and compliance with a separation agreement that contains, among other things, a general release of claims and a non-disparagement covenant in favor of the Company and related persons. Pursuant to resolutions approved by the Compensation Committee of the Board on October 28, 2015 amending the Company’s compensation guidelines, the Transactions will constitute a “change in control” under Mr. Cox’s employment agreement. Assuming a change in control and qualifying termination occurred on June 18, 2018, pursuant to the terms of his employment agreement, (a) 209,960 restricted stock units held by Mr. Cox would have vested and (b) the estimated cash severance payable to Mr. Cox would have been $1,506,810. Mr. Cox does not hold any Unvested Company Options.

As a condition of his employment, Mr. Cox is bound by certain restrictive covenants, including, but not limited to, perpetual confidentiality and non-disclosure obligations, a non-competition covenant and a non-solicitation covenant covering current or prospective customers, business, suppliers, employees or consultants during the term of his employment and for one year thereafter and certain intellectual property assignment obligations, as set forth in his employment agreement.

Mr. Cox is not entitled to receive a gross-up payment with respect to any excise taxes incurred in connection with Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”).

Employment Agreements with Other Executive Officers. Pursuant to pre-existing employment agreements entered into with each of the Company’s other executive officers, Thomas Civik, Michael Doherty, Konstantin Fiedler, Ph.D., Robert Hesslein, J.D., Vincent Miller, M.D., Melanie Nallicheri, and Jason Ryan, certain equity awards held by these executive officers are subject to “double trigger” acceleration and will immediately vest in the event that the executive officer’s employment is terminated by the Company without “cause” or by the executive officer for “good reason” in accordance with the “good reason process,” in each case, within 18 months following a “change in control” (as such terms are defined in the applicable employment agreement). Certain equity awards held by Dr. Miller also become immediately vested (1) if Dr. Miller is terminated by the Company without cause or resigns for good reason at any time following a change in control or (2) on the 12-month anniversary of a change in control if Dr. Miller remains continuously employed by the Company until such time. Additionally, certain equity awards held by Mr. Hesslein also become immediately vested if he is terminated by the Company without cause or resigns for good reason at any time following a change in control. Pursuant to resolutions approved by the Compensation Committee on October 28, 2015 amending the Company’s compensation guidelines, the Transactions will constitute a “change in control” under each executive officer’s employment agreement.

Assuming a change in control and a qualifying termination of employment had occurred on June 18, 2018, the following equity awards held by our executive officers would have vested in full: (a) Mr. Civik: 33,421 restricted stock units; (b) Mr. Doherty: 71,271 restricted stock units; (c) Dr. Fiedler: 25,797 restricted stock units; (d) Mr. Hesslein: 34,542 restricted stock units; (e) Dr. Miller: 42,645 restricted stock units; (f) Ms. Nallicheri: 51,940 restricted stock units; and (g) Mr. Ryan: 49,773 restricted stock units. None of the executive officers hold Unvested Company Options.

In addition, pursuant to amended severance guidelines (which form a part of the Company’s compensation guidelines) approved by the Compensation Committee on December 14, 2016, and pursuant to the terms of each applicable employment agreement, which in no case shall provide for duplicative benefits, in connection with a termination of employment by the Company without cause at any time or by the executive for good reason within

18 months following a change in control (except with respect to (i) Dr. Miller, who would be entitled to the following payments in the event of termination for good reason at any time, (ii) Mr. Hesslein, who would be entitled to the following payments and benefits in the event of a resignation for good reason following a change in control and (iii) Ms. Nallicheri, who would be entitled to the following payments and benefits in the event of a resignation for good reason within 12 months following a change in control), each executive officer would be entitled to receive severance in the form of base salary continuation and continued payment of the employer portion of medical benefits for up to 12 months provided the executive officer executes and does not revoke a release agreement in a form provided by the Company. Upon a qualifying termination of employment, Messrs. Civik, Doherty, Fiedler, Hesslein, Miller, and Ryan, and Ms. Nallicheri are also entitled to receive an amount equal to their target annual bonus for the year in which each executive’s employment terminates, payable in installments over the 12-month period during which each executive receives base salary continuation. Assuming a qualifying termination of employment had occurred on June 18, 2018, the estimated cash severance (comprising the executive officer’s base salary, continued payment of the employer portion of medical benefits and an amount equal to his or her target bonus) payable to the executive officers under their employment agreements would have been as follows: Mr. Civik, $696,153; Mr. Doherty, $574,433; Mr. Fiedler, $508,378 (which has been converted to U.S dollars from €436,800 based on the exchange rate on June 18, 2018); Ms. Nallicheri, $581,601; Dr. Miller, $617,167; Mr. Hesslein, $521,215; and Mr. Ryan, $607,874.

As a condition of their employment, each executive officer is bound by non-competition, non-solicitation, confidentiality and intellectual property assignment obligations that are substantially similar to those applicable to Mr. Cox, as described above.

None of the executive officers are entitled to receive a gross-up payment with respect to any excise taxes incurred in connection with Sections 280G and 4999 of the Code.

Quantification of Payments Related to Company Compensatory Awards

At the Effective Time, each Company stock option and restricted stock unit award, whether vested or unvested, that is outstanding immediately prior thereto, will be canceled and converted into the right to receive an amount in cash as described above in the section entitled “—Effect of the Offer and the Merger on Company Compensatory Awards.” The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of June 22, 2018 that will be cancelled in exchange for a cash payment in connection with the Merger. In addition, the following table assumes that no Company stock options will be exercised and no Company restricted stock units will vest and be settled between June 22, 2018 and the closing of the Transactions. For the executive officers, any cash payments related to Unvested Company Options and Unvested Company RSU Awards will not be paid at the Effective Time but will instead be subject to the holder remaining continuously employed with the Company (or an affiliate thereof) and satisfaction of the original vesting conditions applicable to the underlying award in accordance with its terms, subject to accelerated vesting under certain circumstances set forth in the pre-existing employment agreements and associated arrangements with the executive officers described above under “—Employment Arrangements with the Company’s Executive Officers.”

	Shares Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)(1)	Shares Underlying Unvested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)(1)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers:
Troy Cox	—	—	—	—	—	—	209,960	28,764,520	28,764,520
Thomas Civik	—	—	—	—	—	—	33,421	4,578,677	4,578,677
Michael Doherty	—	—	—	—	—	—	71,271	9,764,127	9,764,127
Konstantin Fiedler	—	—	—	—	—	—	25,797	3,534,189	3,534,189
Robert Hesslein	—	—	—	—	—	—	34,542	4,732,254	4,732,254
Vincent Miller	14,271	29.94	1,527,853	—	—	—	42,645	5,842,365	7,370,218
Melanie Nallicheri	—	—		—	—	—	51,940	7,115,780	7,115,780
Jason Ryan	1,562	7.12	202,873	—	—	—	49,773	6,818,901	7,021,774
Directors:
Alexis Borisy	13,385	24.21	1,509,694	—	—	—	—	—	1,509,694
Michael Dougherty	—	—	—	—	—	—	12,669	1,735,653	1,735,653
Sandra Horning (3)	—	—	—	—	—	—	—	—	—
Evan Jones	24,559	15.67	2,979,667	—	—	—	—	—	2,979,667
Daniel O’Day (3)	—	—	—	—	—	—	—	—	—
Michael Pellini	112,346	3.73	14,972,683	—	—	—	—	—	14,972,683
Michael Varney (3)	—	—	—	—	—	—	—	—	—
Krishna Yeshwant	—	—	—	—	—	—	—	—	—

(1)	To estimate the value of payments for vested or unvested Company stock options, as applicable, (a) the aggregate number of Shares subject to the Company stock options was multiplied by (b) the Offer Price, less their applicable exercise prices.

(2)	To estimate the value of payments for Company restricted stock units, the aggregate number of Shares subject to the Company restricted stock units was multiplied by the Offer Price.
(3)	Mr. O’Day and Drs. Horning and Varney are the Roche Designees on the Company’s Board of Directors.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Mr. Cox and Mr. Doherty. Steven Kafka and Dr. Pellini were named executive officers during the Company’s last full fiscal year prior to the date of the Merger Agreement, but ceased being executive officers and employees of the Company effective as of February 16, 2018 and February 6, 2017, respectively, and are not entitled to any payments or benefits reportable pursuant to Item 402(t) of Regulation S-K in connection with the Transactions. The table below assumes that (a) the Effective Time occurs on July 31, 2018, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $137.00 (the Offer Price), and (d) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause or with good reason) occurs immediately following the Effective Time. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Transactions are completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension and Nonqualified Deferred Compensation Benefit Enhancements ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Total ($)
Troy Cox	1,486,650	28,338,039	—	20,160	—	29,844,849
Michael Doherty	553,280	8,950,484	—	21,153	—	9,524,917

(1)	The amounts shown above reflect continued payment of base salary for 18 months in the case of Mr. Cox and 12 months in the case of Mr. Doherty and an amount equal to the executive’s target annual bonus for the year of termination multiplied by 1.5 for Mr. Cox and 1.0 for Mr. Doherty (which amounts are approximately $612,150 for Mr. Cox and $158,080 for Mr. Doherty). Payment of such severance is subject to the named executive officer’s delivery of a release of claims against the Company and related parties. Such severance arrangements constitute “double trigger” arrangements.
(2)	Represents the value of accelerated vesting of restricted stock units held by the named executive officers. Each of Mr. Cox and Mr. Doherty are entitled to “double trigger” accelerated vesting of equity awards if his employment is terminated by the Company without cause or by such named executive officer for good reason in accordance with the good reason process within 18 months following a change in control.
(3)	Pursuant to each named executive officers’ employment agreement, in the event that the named executive officer is entitled to the severance described in note (1) above, he will also be entitled to continued payment of the employer portion of medical benefits for up to the duration of the relevant severance period (18 months for Mr. Cox and 12 months for Mr. Doherty).

Employee Benefits Following the Merger

Pursuant to the Merger Agreement, Roche Holdings has agreed that for a period of one year following the Effective Time, Roche Holdings will provide, or cause to be provided, to each employee of Roche Holdings, the Company or any of their respective subsidiaries, who continues employment with Roche Holdings or one of its subsidiaries following the Effective Time (each a “Continuing Employee”), compensation and benefits (other than equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are comparable in the aggregate to such compensation and benefits as in effect immediately prior to the Effective Time and will give each Continuing Employee full credit for prior service with the Company and its subsidiaries for purposes of waiting periods to participate and vesting under any employee benefit plans and determination of benefit levels relating solely to vacation, sick, personal time off or severance plans and policies, except if such credit would result in a duplication of benefits.

In addition, Roche Holdings will assume and honor in accordance with their terms, all existing employment, change in control, retention, severance and termination protection plans or agreements and all obligations in effect as of the Effective Time under any equity-based, bonus or compensation deferral plans, programs or agreements, in each case of the Company or any of its subsidiaries applicable to Foundation Medicine employees and in effect immediately prior to the Effective Time, which includes the Company’s severance guidelines incorporated into the Company’s compensation guidelines approved by the Compensation Committee of the Board in December 2016.

Under the terms of the Merger Agreement, upon completion of the Merger, the officers of Foundation Medicine at the Effective Time will be the officers of the surviving corporation in the Merger (the “Surviving Corporation”). While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Roche Holdings, the Company, or their respective affiliates regarding continued service with Roche Holdings, the Company or their respective affiliates after the Effective Time, it is possible that Roche Holdings, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. Specifically, Roche Holdings has agreed, for a period of six years following the Effective Time, to cause the Surviving Corporation to exculpate and indemnify the present and former officers and directors of the Company and each of its subsidiaries against liabilities, costs and expenses incurred in connection with claims, suits and proceedings arising out of the fact that such person was an officer or director of the Company or such subsidiary to the extent permitted by applicable law. In addition, all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Company’s certificate of incorporation and by-laws will continue for six years after the Effective Time. The Merger Agreement also provides that the Company shall maintain its officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of not less than six years with respect to claims related to any period of time at or prior to the Effective Time. The Company may obtain a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies. The Company’s directors and officers also have pre-existing indemnification agreements with the Company.

Compensation to Members of the Special Committee

As compensation for services rendered in connection with serving on the Special Committee of the Board of Directors as described below, members will receive the following amounts for their service: $7,500 per month for the chair; and $5,000 per month for the other member.

Section 16 Matters

Pursuant to the Merger Agreement, Foundation Medicine and the Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee and the Company’s Board of Directors.

The Special Committee of the Board unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (2) approving the Merger Agreement and the transactions contemplated by the Merger Agreement and declaring the Merger Agreement advisable and (3) recommending that the Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending (subject to the right to withdraw such recommendation under the circumstances set forth in the Merger Agreement) that stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board (other than the Roche Designees, all of whom recused themselves from related board meetings and deliberations), based on the recommendation of the Special Committee, unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (2) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) resolving that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following the consummation of the Offer, and (4) resolving to recommend (subject to the right to withdraw such recommendation under the circumstances set forth in the Merger Agreement) that stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board (other than the Roche Designees, all of whom recused themselves from related board meetings and deliberations) unanimously recommends that the Company’s stockholders (other than Roche Holding Ltd and its affiliates) accept the Offer and tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons, described under “—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Special Committee, our Board of Directors, members of our management or our representatives and other parties.

We are a molecular information company focused on fundamentally changing the way in which patients with cancer are evaluated and treated. We believe an information-based approach to making clinical treatment decisions based on comprehensive genomic profiling will become standard of care for patients with cancer. We derive revenue from selling services that are enabled by our molecular information platform to physicians and biopharmaceutical companies. Our platform includes proprietary methods and algorithms for analyzing specimens across all types of cancer, and for incorporating that information into clinical care in a concise and user-friendly fashion. Our services provide genomic insights about each patient’s individual cancer obtained from that analysis, enabling physicians to optimize treatments in clinical practice and biopharmaceutical companies to develop targeted therapies and immunotherapies more effectively.

On January 12, 2015, we announced a broad strategic collaboration with Roche Holdings and certain of its affiliates to further advance our leadership position in genomic analysis and molecular information solutions in oncology. The collaboration included a research and development collaboration, an ex-U.S. commercial collaboration, a U.S. educational support collaboration and an equity investment in our company by Roche Holdings. The equity investment consisted of (1) a primary investment by Roche Holdings of $250 million in cash to purchase newly issued shares of our common stock at a price of $50.00 per share, and (2) the commencement by Roche Holdings of a tender offer to purchase additional shares of our outstanding common stock directly from our stockholders.

On April 7, 2015, Roche Holdings acquired 15,604,288 shares of our common stock in the tender offer for aggregate consideration of approximately $780 million and completed its primary investment in our company of $250 million in cash to purchase an additional 5,000,000 newly issued shares. Immediately following the closing, Roche Holdings and its affiliates owned approximately 61.3% of our outstanding shares of common stock. Notwithstanding Roche Holdings’ investment, Foundation Medicine remained an independent public company with the same management team as before the investment, with Roche Holdings having the right to designate a minority of the directors on our Board pursuant to an Investor Rights Agreement entered into between our company and Roche Holdings in connection with the investment.

The Investor Rights Agreement includes certain standstill provisions restricting the ability of Roche Holdings to acquire additional shares of common stock in our company. The Investor Rights Agreement provided that, for a period of three years ending on April 7, 2018 (which we refer to as the “Restricted Period”), Roche Holdings was restricted from acquiring any additional shares of our common stock, except in order to offset dilution and maintain its aggregate percentage ownership in our company at no less than 50.5% of the outstanding shares of our common stock on a fully diluted basis. Following the Restricted Period, Roche Holdings would be permitted to make an offer to purchase all remaining shares of our common stock held by the other stockholders of our company (which we refer to as a “Buyout Offer”). Prior to April 7, 2020, any Buyout Offer from Roche Holdings would be required to be made on a confidential basis, subject to the review, evaluation and approval of a special committee of independent directors who are unaffiliated with Roche Holdings and are not officers or employees of our company, and subject to a non-waivable condition that a majority of the shares of our common stock held by stockholders not affiliated with Roche Holdings approve the Buyout Offer. From and after April 7, 2020, any Buyout Offer could be made directly to our stockholders without the review, evaluation or approval of our Board or a committee of the Board, as long as the Buyout Offer is subject to the non-waivable condition that a majority of the shares of our common stock held by stockholders not affiliated with Roche Holdings approve the offer.

On March 28, 2018, our directors (other than the Roche Designees) held a telephonic meeting at which members of management and representatives of our outside legal advisor, Goodwin Procter LLP (“Goodwin”), were present. At this meeting, the directors discussed the upcoming expiration of the Restricted Period, and representatives from Goodwin reviewed the Board’s fiduciary duties in connection with its consideration of a possible Buyout Offer from Roche Holdings. The meeting participants discussed information provided by the independent directors regarding their eligibility to serve on the special committee described in the Investor Rights Agreement if and when such special committee would need to be formed. Following such discussion, the directors selected Michael Dougherty and Evan Jones as designees to serve on the to-be-formed special committee. Following the meeting, Goldman Sachs & Co. LLC (“Goldman Sachs”) made a presentation to the special committee designees for purposes of a potential engagement in the event of a Buyout Offer. Goldman Sachs was considered for the potential engagement due to that firm’s qualifications, industry experience, and familiarity with our company as a result of its role in our initial public offering and as advisor to our Board in connection with Roche Holdings’ investment in 2015. In advance of the meeting, Goldman Sachs provided a disclosure letter confirming that Goldman Sachs’ Investment Banking Division had not performed any financial advisory or underwriting services to Roche Holdings or any affiliates during the past two years, nor had any direct investments in Roche Holdings or related parties. The special committee designees determined that Goldman Sachs would be appropriate to serve as financial advisor to the special committee if and when formed.

On March 30, 2018, the special committee designees held a telephonic meeting at which representatives of Goodwin were present to discuss organizational matters in the event that the special committee were to be formed.

On April 2, 2018, Troy Cox, our President and Chief Executive Officer, had a telephone call with Daniel O’Day, Chief Executive Officer of Roche Pharmaceuticals and one of the Roche Designees on our Board, during which Mr. O’Day indicated that Roche Holdings had not made a decision as to whether to pursue a Buyout Offer following expiration of the Restricted Period. Mr. O’Day also noted that Roche Holdings had no interest in selling any shares of our common stock that it currently owned.

On April 5, 2018, the special committee designees held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. At this meeting, the representatives from Goldman Sachs discussed certain process considerations and market perspectives with respect to our company, including that our common stock was trading at a premium as compared to our peers. The closing price of our common stock on that day was $72.25.

On April 6, 2018, our directors (other than the Roche Designees) held a telephonic meeting at which members of management and representatives of Goodwin were present to discuss the upcoming expiration of the Restricted Period. At this meeting, Mr. Cox provided an update on his recent conversation with Mr. O’Day. The directors then discussed the potential formation of the special committee, and determined not to proceed with the formation of the committee at that time given there was no impending Buyout Offer from Roche Holdings.

On April 26, 2018, our Board (including the Roche Designees) held a regularly-scheduled meeting in Cambridge, Massachusetts at which the directors and management discussed, among other things, management’s long-range plan, the assumptions underlying such plan, and the related risks. See “ —Certain Prospective Financial Information” below for further information regarding the “April Projections”. The Board also discussed the need for additional capital to fund business development opportunities and potential long-term financing strategies for our company. Thereafter, management and our directors (including the Roche Designees) continued to discuss potential financing alternatives for our company. Certain of these discussions excluded the Roche Designees given Roche Holdings’ consent rights under the Investor Rights Agreement and the Credit Facility related to equity and debt financings.

On May 30, 2018, our Board (including the Roche Designees) held a telephonic meeting at which representatives of management and Goldman Sachs were present. At this meeting, the meeting participants continued their discussion of the Company’s performance and management’s long-range plan. The representatives from Goldman Sachs provided an update on the equity capital markets and reviewed several financing alternatives, including a potential equity offering (with or without Roche participation), additional debt financing from Roche, and a convertible debt offering. Thereafter, management and our directors (including the Roche Designees) continued to discuss potential financing alternatives for our company in advance of, and as preparation for, a regularly-scheduled Board meeting to be held on June 21, 2018.

On June 15, 2018, following the close of the U.S. stock markets, Mr. O’Day contacted Michael Pellini, M.D., Chairman of our Board of Directors, to inform him that Roche Holdings would be submitting a non-binding offer to acquire 100% of the outstanding shares of our common stock not owned by Roche Holdings at a purchase price of $133.00 per share in cash. During the conversation, Mr. O’Day indicated that Roche Holdings had a strong preference to sign a transaction before the legally required public disclosure of its proposal. The offer from Roche Holdings represented a 30.5% premium to the closing price of our common stock on June 15, 2018, which was $101.95.

Following this telephone call, Mr. O’Day sent a non-binding offer to Dr. Pellini consisting of an offer letter, a draft Merger Agreement to effect the acquisition, and a form of tender and support agreement that Roche Holdings proposed be executed by the directors and executive officers of our company. The letter noted that (1) consistent with the Investor Rights Agreement, Roche Holdings was conditioning the proposed transaction on the affirmative approval of a special committee of independent, disinterested directors and a non-waivable condition requiring the approval of stockholders holding a majority of the shares of our common stock not owned by Roche Holdings and its affiliates, and (2) Roche Holdings would not proceed with any transaction that did not satisfy these two conditions. In accordance with the offer letter, the draft Merger Agreement contained a requirement that consummation of the proposed tender offer be conditioned upon the tender of a majority of the shares of our outstanding common stock not owned by Roche Holdings and its affiliates. In addition, the letter indicated that Roche Holdings was interested only in acquiring the shares in our company not already owned by Roche Holdings and that it had no interest in selling any of the shares of our common stock that it owned, nor would Roche Holdings support any alternative sale, merger or similar transaction involving our company. The letter also noted that, while Roche Holdings would prefer to keep its proposal confidential throughout negotiations, it would be required to promptly file an amendment to its Schedule 13D and issue a press release regarding the proposal as required by federal securities laws and Swiss regulations. As of the date of submission of the proposal, Roche Holdings and its affiliates owned approximately 56.6% of our outstanding shares of common stock. Following receipt of the proposal, Dr. Pellini informed the other members of the Board (other than the Roche Designees, all of whom at and after such time recused themselves from any related board meetings and deliberations).

On June 16, 2018, our Board held a telephonic meeting at which members of management and representatives of Goldman Sachs and Goodwin were present (none of the Roche Designees was present at the meeting). At this meeting, Dr. Pellini provided an update on his recent conversation with Mr. O’Day and noted that copies of the offer letter and attachments were sent to the other directors for their review. Representatives from Goodwin reviewed the directors’ fiduciary duties in connection with their consideration of the proposal from Roche Holdings. The meeting participants discussed process considerations, including the formation of the previously-designated special committee. Thereafter, the directors present, representing a majority of our Board, unanimously adopted resolutions distributed in advance of the meeting related to the formation of a Special Committee consisting of Messrs. Dougherty and Jones after confirming their status as disinterested directors. The resolutions adopted by our Board authorized the Special Committee, to the fullest extent permitted by applicable law, to, among other things, (1) consider, review and evaluate the proposal from Roche Holdings, (2) consider and evaluate any strategic alternatives in lieu of the proposal from Roche Holdings, (3) negotiate the terms and conditions of the Roche Holdings proposal or any other proposal that might be made, (4) reject any such proposal and/or terminate negotiations or discussions related to any proposal, (5) select and retain, at the expense of Foundation Medicine, such advisors, including legal counsel and independent financial advisors, as the Special Committee deemed appropriate, and (6) provide a recommendation with respect to any proposal or other transaction (for, against or otherwise) to our Board and/or the stockholders of our company, including determining whether the proposal was fair to and in the best interests of our stockholders unaffiliated with Roche Holdings. In addition, the resolutions provided that our Board will not approve or implement the Roche Holdings proposal or any other proposal unless the Special Committee has provided a recommendation in favor of such proposal and such recommendation shall not have been revoked or withdrawn, and also directed our directors, officers, agents and employees to cooperate fully with the Special Committee and its advisors, including by attending meetings and engaging in discussions with, and providing information regarding our company to, the Special Committee and its advisors at the request of the Special Committee. The Special Committee then requested that management present the company’s long-range plan to the Board later in the day to assist in the evaluation of the offer from Roche Holdings.

Following the Board meeting, the Special Committee held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. Mr. Dougherty served as Chairman of the Special Committee. At this meeting, the Special Committee discussed Roche Holdings’ proposal and related value, process and timing considerations. It was noted that, because of Roche Holdings’ controlling position in our company and its stated unwillingness to sell its shares, it would not be feasible to solicit third-party proposals to acquire our company. The representatives from Goldman Sachs also indicated that it would be highly unlikely that any third parties would have interest in a potential transaction. The Special Committee also discussed Roche Holdings’ disclosure obligations, the potential uncertainties if the offer were publicly disclosed, and the potential benefits to our unaffiliated stockholders of negotiating the terms of a transaction with Roche Holdings on a confidential basis prior to public disclosure of the offer. The Special Committee also considered the timing of Roche Holdings’ offer and the ability of Roche Holdings to make a Buyout Offer directly to our stockholders after April 7, 2020 without the review, evaluation or approval of our Board or a committee of the Board. Thereafter, the Special Committee authorized Goodwin to prepare a revised draft of the Merger Agreement. The Special Committee also approved the engagement of Goldman Sachs as its financial advisor and Goodwin as its legal advisor after considering their respective qualifications and lack of conflicts with respect to Roche Holdings. Following Goldman Sachs’ departure from the meeting, Goodwin reviewed the terms of the proposed engagement of Goldman Sachs as the Special Committee’s financial advisor. Prior to the meeting, Goldman Sachs had reported that it continued to be of the opinion that it did not have any potential conflicts that would limit its ability to fulfill its responsibilities as financial advisor to the Special Committee in connection with a transaction with Roche Holdings, which Goldman Sachs subsequently confirmed in an updated disclosure letter. Thereafter, the Special Committee formally engaged Goldman Sachs as its exclusive financial advisor pursuant to a written engagement letter, dated as of June 17, 2018, as approved by the Special Committee.

Later in the day on June 16, 2018, our Board held a telephonic meeting at which members of management and representatives of Goldman Sachs and Goodwin were present (none of the Roche Designees was present at the meeting). At this meeting, management presented an updated long-range plan, noting that the April Projections had been revised to take into account recent events and updated assumptions regarding the business from the plan reviewed by the Board in April 2018. See “ —Certain Prospective Financial Information” below for further information regarding the “June Projections”. The directors discussed the plan with management, the assumptions underlying the plan, and the key variables related to achievement of the plan, including clinical market penetration, commercial payor traction, pharmaceutical market penetration, operational efficiency and commercial scalability. Following discussion of these matters, the Board approved the long-range plan as presented. In addition, representatives of Goldman Sachs provided an overview of the current Roche Holdings’ proposal, a review of trading multiples, and comparisons of selected acquisitions. The directors discussed the offer from Roche Holdings and related process considerations.

Following the Board meeting, the Special Committee held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. At this meeting, the Special Committee continued to discuss Roche Holdings’ proposal and related value, process and timing considerations. The representatives from Goldman Sachs noted that our shares were trading close to the all-time high price of $107.15, the price being offered by Roche Holdings was above analyst target prices for our company, and the premium to our share price was within the range of premiums for selected minority take-out acquisitions and selected diagnostic services acquisitions. The Special Committee discussed whether, as part of its negotiating strategy, to make a specific price proposal to Roche Holdings or to request an increase in the price to see what Roche Holdings might be willing to offer. At the conclusion of this discussion, the Special Committee authorized Goldman Sachs to contact Roche Holdings’ financial advisor, Citigroup Global Markets Inc. (“Citi”), and communicate the Special Committee’s request for a price increase from Roche Holdings without making a specific counterproposal.

Following the Special Committee meeting, representatives from Goldman Sachs, at the direction of the Special Committee, contacted representatives from Citi and made the request that Roche Holdings increase the per share price being offered. The representatives from Citi indicated that they would relay the request to Roche Holdings, but noted that Roche Holdings believed its initial proposal was a fair and compelling offer for the unaffiliated stockholders.

Subsequently on June 16, 2018, the Special Committee held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. At this meeting, representatives from Goldman Sachs updated the Special Committee on their recent conversation with representatives from Citi regarding the Special Committee’s request for a price increase, and the members of the Special Committee further discussed the Roche Holdings offer and their negotiating strategy. The Special Committee directed its advisors to keep moving forward with their work.

On June 17, 2018, in the morning, Goodwin distributed a revised draft of the Merger Agreement to Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Roche Holdings. Shortly thereafter, representatives from Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings would be discussing the Special Committee’s request for a price increase later in the morning.

Following the conversation between representatives of Citi and representatives of Goldman Sachs, the Special Committee held a telephonic meeting at which Dr. Pellini and representatives of Goldman Sachs and Goodwin were present. The members of the Special Committee continued their discussion of the Roche Holdings offer and their negotiating strategy. Goodwin also reported on the progress of the draft Merger Agreement.

Subsequently on June 17, 2018, representatives from Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings needed additional time to consider the Special Committee’s request for a price increase and review the status of the negotiations regarding the Merger Agreement before engaging in further price discussions.

On June 17, 2018, in the afternoon, the Special Committee held a telephonic meeting at which Dr. Pellini and representatives of Goldman Sachs and Goodwin were present. At this meeting, representatives from Goldman Sachs updated the Special Committee on their recent conversation with representatives from Citi regarding the Special Committee’s request for a price increase, and the members of the Special Committee further discussed the Roche Holdings offer and related process considerations, including the status of price negotiations and discussions regarding the Merger Agreement.

Later that afternoon, representatives of Davis Polk and Goodwin discussed the open issues with respect to the draft Merger Agreement, including (1) Roche Holdings’ request for tender and support agreements from our directors and executive officers, (2) the scope of our company’s representations and warranties, (3) the treatment of outstanding equity awards held by our employees, (4) the covenants related to potential regulatory approvals required to complete the transaction, (5) the rights of our Board to change its recommendation and terminate the Merger Agreement, and (6) the termination fee equal to 3% of total equity value that Roche Holdings requested that we pay under certain circumstances. The representatives of Davis Polk and Goodwin also discussed due diligence matters.

Subsequently on June 17, 2018, the Special Committee held a telephonic meeting at which other non-Roche designated directors and representatives of management, Goldman Sachs and Goodwin were present. At this meeting, the meeting participants discussed the status of negotiations with Roche Holdings. Goodwin also provided an update on the progress of the draft Merger Agreement. Goldman Sachs also discussed its preliminary financial analyses of the current Roche Holdings’ proposal. Thereafter, the members of the Special Committee met in executive session with only the representatives of Goldman Sachs and Goodwin present and continued their discussion of the Roche Holdings offer and related process considerations.

On June 17, 2018, in the evening, the Special Committee held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. At this meeting, the representatives from Goodwin updated the Special Committee on the status of discussions with respect to the Merger Agreement, and the Special Committee provided direction to Goodwin regarding the negotiations. The Special Committee also discussed whether, as part of its negotiating strategy, to make a specific proposal to Roche Holdings regarding the per share price given that Roche Holdings had not responded with a counterproposal as a result of the Special Committee’s request for a price increase. Following this discussion, the Special Committee authorized Goldman Sachs to contact Citi and request a per share price of $147.50. In formulating its negotiating strategy, the Special Committee recognized, without identifying any minimum acceptable per share price, that an acquisition by Roche Holdings of the shares held by the unaffiliated stockholders would likely be in the best interests of such stockholders at valuations below $147.50 per share.

Following the Special Committee meeting, representatives from Goldman Sachs, at the direction of the Special Committee, contacted representatives from Citi and made the request that Roche Holdings increase the per share price being offered to $147.50. The representatives from Citi indicated that they would relay the request to Roche Holdings, but again noted that Roche Holdings believed its initial proposal was a fair and compelling offer to the unaffiliated stockholders.

Later that evening, the Special Committee held a telephonic meeting at which other non-Roche designated directors and representatives of management, Goldman Sachs and Goodwin were present. The Special Committee updated the other directors on the request made to Roche Holdings to increase the per share price to $147.50. The representatives from Goodwin also updated the directors on the status of discussions with respect to the Merger Agreement. The Special Committee directed that Mr. Dougherty and Dr. Pellini contact Mr. O’Day to discuss the treatment of the equity awards held by our employees in the proposed transaction and related employee retention matters addressed in the Merger Agreement.

Following the Special Committee meeting, representatives from Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings would be discussing the Special Committee’s price proposal in the morning as part of a review of the overall status of the negotiations. Goldman Sachs reported this conversation to the members of the Special Committee.

Further on June 17, 2018, Davis Polk distributed a revised draft of the Merger Agreement to Goodwin, and thereafter, Goodwin provided a further draft to Davis Polk on the morning of June 18, 2018. During the day on June 18, 2018, the representatives from Goodwin and Davis Polk continued to discuss the terms of the Merger Agreement, which resulted in, among other things, (1) the elimination of the requirement that our directors and executive officers enter into tender and support agreements with Roche Holdings and (2) a decrease in the size of the termination fee payable by Foundation Medicine under certain circumstances to 1.5% of the value of the equity not owned by Roche Holdings. Also during the day on June 18, 2018, the parties and their advisors had discussions, and Foundation Medicine provided answers to numerous questions posed by Roche Holdings and its advisors, regarding due diligence matters.

On June 18, 2018, in the morning, Mr. O’Day and Mr. Dougherty had a conversation regarding the status of negotiations generally, including the Special Committee’s request for a price increase to $147.50. No specific price proposals were made during this call, but Mr. O’Day again noted Roche Holdings’ belief that its initial proposal was a fair and compelling offer to the unaffiliated stockholders.

Subsequent to this discussion, at the direction of the Special Committee, Mr. Dougherty and Dr. Pellini had an initial telephone conversation with Mr. O’Day to discuss the treatment of the equity awards held by our employees in the proposed transaction and related employee retention matters. Discussion among Messrs. Dougherty and O’Day and Dr. Pellini regarding these matters continued during the day as part of the negotiation of the terms of the Merger Agreement, and resulted in the implementation of Roche Holdings’ initial proposal regarding the treatment of employee equity awards.

Later on June 18, 2018, the Special Committee held a telephonic meeting at which other non-Roche designated directors and representatives of management, Goldman Sachs and Goodwin were present. At this meeting, Mr. Dougherty provided an update regarding his recent conversation with Mr. O’Day. The meeting participants discussed the status of negotiations generally and related process considerations. Following the departure of management, Mr. Dougherty and Dr. Pellini provided an update on their conversation with Mr. O’Day regarding the treatment of equity awards and employee retention matters. In addition, the representatives from Goodwin provided an update on the status of negotiations with respect to the Merger Agreement. The Special Committee then met in executive session with only the representatives of Goldman Sachs and Goodwin present, and continued to discuss the price negotiations with Roche Holdings. After discussion with representatives of Goldman Sachs, the Special Committee determined that Mr. Dougherty should negotiate directly with Mr. O’Day to try to increase the per share price.

Following the meeting, Mr. Dougherty had telephone calls with Mr. O’Day to discuss the per share price being offered. Mr. O’Day offered $135.00 per share, and Mr. Dougherty indicated that this increase in the price was not sufficient. The two agreed to have a further conversation after discussing with their respective constituencies.

Later in the day on June 18, 2018, the Special Committee held a telephonic meeting at which representatives of Goldman Sachs and Goodwin were present. At this meeting, Mr. Dougherty provided an update on his recent conversation with Mr. O’Day regarding the purchase price. After discussion with representatives of Goldman Sachs, the Special Committee determined that Mr. Dougherty should continue negotiations with Mr. O’Day with respect to a per share price of at least $137.00.

Following the meeting, Mr. Dougherty had a telephone call with Mr. O’Day to further discuss the per share price being offered. During that call, Mr. O’Day offered $136.00 per share, and after discussion and negotiation, Messrs. Dougherty and O’Day ultimately agreed on a price of $137.00. Mr. Dougherty then informed Mr. Jones, Dr. Pellini and representatives of Goldman Sachs and Goodwin of the negotiated price of $137.00 per share.

On June 18, 2018, during the evening, a meeting of the Special Committee and our Board was held at which members of management and representatives of Goldman Sachs and Goodwin were present (none of the Roche Designees attended the meeting). At this meeting, Mr. Dougherty provided a report of the Special Committee on the negotiations with Roche Holdings regarding the per share price. Goodwin reviewed the fiduciary duties of the directors in connection with the potential transaction with Roche Holdings, and discussed in detail the material terms of the proposed Merger Agreement. In addition, representatives of Goldman Sachs reviewed its financial analysis of the proposed transaction and delivered to the Special Committee and the Board its oral opinion, which was confirmed by delivery of a written opinion dated June 18, 2018, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to holders (other than Roche Holding Ltd and its affiliates) of shares of our common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. After discussion in which the Special Committee considered the factors described further in “ —Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger,” the Special Committee unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and declared the Merger Agreement advisable and (3) recommended that our Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that stockholders tender their shares of our common stock pursuant to the Offer. Following further discussion among the non-Roche designated directors, and in accordance with the recommendation of the Special Committee, all of the non-Roche designated directors unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (b) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (d) recommended that stockholders accept the Offer and tender their shares pursuant to the Offer.

Later on June 18, 2018, Foundation Medicine and Roche Holdings executed the Merger Agreement. Prior to the open of trading on June 19, 2018 in both Europe and the United States, each of Foundation Medicine and Roche Holdings issued a press release announcing the transaction.

On July 2, 2018, Merger Sub commenced the Offer and Foundation Medicine filed this Schedule 14D-9.

Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger

Each of the Special Committee and the Company’s Board of Directors (other than the Roche Designees who recused themselves from related board meetings and deliberations) believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, our stockholders unaffiliated with Roche Holdings.

Special Committee

The Special Committee unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and declared the Merger Agreement advisable and (3) recommended that our Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that stockholders accept the Offer and tender their shares pursuant to the Offer.

In determining that the Offer and the Merger are advisable, fair to and in the best interests of our stockholders unaffiliated with Roche Holdings, and recommending stockholders tender their shares of our common stock in the Offer, the Special Committee considered a number of factors, including the following non-exhaustive list of material reasons (not in any relative order of importance) that it believes support its unanimous determination and recommendation:

•	the Offer at $137.00 per share provides certainty, immediate value and liquidity to holders of shares of our common stock, particularly in light of the relatively limited trading volume of our common stock;

•	the price of $137.00 per share to be received by our stockholders in the Offer represents a 34% premium to the closing price of our common stock on June 15, 2018 (the last trading day preceding the submission of the initial offer by Roche Holdings), and a 28% premium to the highest closing price for shares of our common stock in the last twelve months prior to June 18, 2018;

•	the Special Committee negotiated an increase in the Offer price to $137.00 per share in cash from Roche Holdings’ initial proposal of $133.00 per share, as described above under “—Background of the Offer and the Merger”, which the Special Committee believed, after such negotiations with Roche Holdings and its representatives, was the highest price per share that Roche Holdings was willing to pay as of the execution of the Merger Agreement;

•	the financial presentation and oral opinion of Goldman Sachs to our Special Committee and the Board (other than the Roche Designees), which was confirmed by delivery of a written opinion dated June 18, 2018, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view (the full text of the opinion of Goldman Sachs, dated as of June 18, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Goldman Sachs is attached as Annex B and is incorporated by reference in this Schedule 14D-9 in its entirety) (see also the section entitled “—Opinion of the Special Committee’s Financial Advisor”);

•	the likelihood that the Offer and the Merger would be completed, based on, among other things, (1) Roche Holdings’ reputation and its ability to complete an acquisition transaction of this size, (2) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition, and (3) our ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Roche Holdings and to specifically enforce the terms of the Merger Agreement;

•	the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 251(h) of the DGCL, which allows for the potential for closing in a relatively short timeframe;

•	the Merger Agreement permits the Special Committee and our Board, under certain circumstances, to change or withdraw their respective recommendations to our stockholders to tender their Shares into the Offer and to terminate the Merger Agreement in respect of a Superior Proposal (as defined in the Merger Agreement);

•	the risks associated with executing and achieving our strategic plan, including, among others, risks related to (1) the reimbursement decisions of third-party payors, (2) the continued acceptance of our products and services, (3) competition and our ability to penetrate the clinical and pharmaceutical markets, (4) our ability to scale our business, (5) our ability to access the necessary capital to grow our business, and (6) our financial prospects generally if our company were to remain as a public company and a majority-owned subsidiary of Roche Holdings;

•	the fact that Roche Holdings, which, together with its affiliates, beneficially owns approximately 56.6% of the outstanding Shares, had expressed its unwillingness to consider the sale of its interest in the Company, and any alternative transaction was impossible without the consent of Roche Holdings; and

•	the following procedural safeguards to ensure the fairness of the Transactions and to permit the Special Committee to represent the interests of stockholders other than Roche Holding Ltd and its affiliates:

o	pursuant to the Investor Rights Agreement, the offer by Roche Holdings was made subject to the review, evaluation and approval of a special committee of independent, disinterested directors and a non-waivable condition that a majority of the shares of our common stock held by stockholders not affiliated with Roche Holdings approve the offer;

o	the Special Committee consists solely of directors of Foundation Medicine who are independent directors who are unaffiliated with Roche Holdings and are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger;

o	the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain restricted stock units upon the closing, and the receipt of fees for service on the Special Committee;

o	the resolutions of the Board establishing the Special Committee delegated to the Special Committee all the power and authority of the Board, to the fullest extent permitted by the DGCL, to review, consider, negotiate, reject, terminate, enter into agreements in the furtherance of, and recommend to the Board for approval the terms and conditions of the offer by Roche Holdings or any alternative to that offer;

o	pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless stockholders holding a majority of the Shares not owned by Roche Holdings and its affiliates are validly tendered in the Offer and not validly withdrawn, which condition may not be waived; and

o	the availability to stockholders of appraisal rights as provided in the DGCL in connection with the Merger.

In the course of its deliberations, the Special Committee also considered, among other things, the following non-exhaustive list of negative factors (not in any relative order of importance):

•	the fact that Foundation Medicine will no longer exist as an independent public company and the Company’s public stockholders will forgo any future increase in Foundation Medicine’s value that might result from its earnings or possible growth as an independent company;

•	the conditions to Roche Holdings’ obligation to complete the transactions and the right of Roche Holdings to terminate the Merger Agreement under certain circumstances, without the payment of any termination fee to the Company;

•	the Merger Agreement precludes the Company from actively soliciting alternative proposals, and the possibility that we may be obligated to pay Roche Holdings a termination fee if the Merger Agreement is terminated under certain circumstances;

•	the risk that the Offer and the Merger might not be completed in a timely manner or at all;

•	the risks that the announcement and pendency of the Offer and the Merger or the failure to complete such transactions may cause harm to relationships with the Company’s employees, partners and customers (or be a factor in the consideration of employees, partners and customers to maintain their relationships with the Company) and may divert management and employee attention away from the day-to-day operation of its business;

•	the restrictions imposed under the Merger Agreement on the conduct of the Company’s business prior to the completion of the Merger, which, subject to specific exceptions, could delay or prevent the Company from pursuing business opportunities that may arise or certain other actions it would otherwise take with respect to its operations absent the pending completion of the Offer and the Merger;

•	the fact that the consideration in the Offer and the Merger consists of cash and will therefore be taxable to our stockholders who are subject to taxation for U.S. federal income tax purposes;

•	the risk of litigation; and

•	the interests that certain of our directors and executive officers may have with respect to the proposed transactions, in addition to their interests as stockholders of Foundation Medicine generally, as described in Item 3 in the section entitled “Arrangements with the Company’s Directors and Executive Officers”.

The preceding discussion of the information and factors considered by the Special Committee is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Special Committee, but rather the Special Committee conducted an overall analysis of the factors described above, including discussions with and questioning of our management as well as legal counsel and the Special Committee’s financial advisor.

Board of Directors

The Company’s Board of Directors believes that the Offer and the Merger are advisable, fair to and in the best interests of our stockholders (other than Roche Holding Ltd and its affiliates). The Board (other than the Roche Designees who recused themselves from related board meetings and deliberations), based on the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Foundation Medicine and its stockholders (other than Roche Holding Ltd and its affiliates), (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (4) recommended that stockholders accept the Offer and tender their shares pursuant to the Offer. The Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer and the Merger.

In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger, the Board considered and relied upon the following factors, among others:

•	the unanimous determination by the Special Committee that the Offer and the Merger are advisable, fair to and in the best interests of the Company’s unaffiliated stockholders, and its unanimous recommendation that the Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending (subject to the right to withdraw such recommendation under the circumstances set forth in the Merger Agreement) that stockholders tender their shares of the Company’s common stock in the Offer;

•	the Special Committee consists solely of directors of Foundation Medicine who are independent directors who are unaffiliated with Roche Holdings and are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger;

•	the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain restricted stock units upon the closing, and the receipt of fees for service on the Special Committee;

•	the financial presentation and oral opinion of Goldman Sachs to the Special Committee and the Board (other than the Roche Designees), which was confirmed by delivery of a written opinion dated June 18, 2018, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view (the full text of the opinion of Goldman Sachs, dated as of June 18, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Goldman Sachs is attached as Annex B and is incorporated by reference in this Schedule 14D-9 in its entirety) (see also the section entitled “—Opinion of the Special Committee’s Financial Advisor”); and

•	pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless stockholders holding a majority of the Shares not owned by Roche Holdings and its affiliates are validly tendered in the Offer and not validly withdrawn, which condition may not be waived.

The preceding discussion of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, our Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the factors described above, including discussions with and questioning of our management as well as legal counsel and the Special Committee’s financial advisor.

The Special Committee and the Board did not appraise the assets of Foundation Medicine to determine the liquidation value for the unaffiliated stockholders because they considered Foundation Medicine to be a viable going concern, as well as the fact that Roche Holdings owns a majority of the Shares and desires for the Company to continue to conduct its business. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s unaffiliated stockholders, because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Committee and the Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “ —Opinion of the Special Committee’s Financial Advisor” below that they considered in making their determination. The Company is not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Opinion of the Special Committee’s Financial Advisor

Goldman Sachs rendered its opinion to the Special Committee and the Board (which, for purposes of this section, means other than the Roche Designees, all of whom recused themselves for related board meetings and deliberations) that, as of June 18, 2018, and based upon and subject to the factors and assumptions set forth therein, the $137.00 in cash per Share (referred to as the “Merger Consideration”) to be paid to the holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 18, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee and, with respect to such opinion, the Board, in connection with their consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by the Company’s management, which were approved for Goldman Sachs’ use by the Board, which are referred to as the June Projections and are summarized below in the section entitled “—Certain Prospective Financial Information”, beginning on page 36.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Special Committee’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Special Committee’s consent that the June Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs notes that (i) Roche Holding Ltd and its affiliates beneficially owned 21,019,111 Shares as of the date of its opinion; (ii) Roche Holding Ltd indicated to the Special Committee that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which Roche Holding Ltd would be a purchaser of the Shares it does not already beneficially own and therefore the Special Committee instructed Goldman Sachs not to consider any such alternative transaction in rendering Goldman Sachs’ opinion; and (iii) to the Special Committee’s knowledge, no third party other than Roche Holding Ltd has made any proposal to purchase most or all of the outstanding Shares as a single block. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Roche Holding Ltd and its affiliates) of Shares, as of the date of the opinion, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Roche Holding Ltd or the ability of the Company or Roche Holding Ltd to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Special Committee and, with respect to its opinion, the Board, in connection with their consideration of the Transactions, and its opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee and the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 18, 2018, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Following Goldman Sachs’ presentation to the Special Committee and the Board on June 18, 2018 (which we refer to in this section of the Schedule 14D-9 as the June 18 Presentation), Goldman Sachs determined that certain items affecting the calculation of estimates of unlevered free cash flows for the Company for the last three quarters of 2018 and the years 2019 through 2025 used in the illustrative discounted cash flow analysis did not reflect the June Projections. Goldman Sachs subsequently performed such analysis, as of June 18, 2018, using the correct estimates (as corrected, referred to in this section of the Schedule 14D-9 as the Corrected Estimates). Such subsequent analysis performed by Goldman Sachs does not address any circumstances, developments or events occurring after June 18, 2018, which is the date of the written opinion of Goldman Sachs, and Goldman Sachs’ opinion set forth in its written opinion letter was provided only as of such date. Based upon and subject to the foregoing, Goldman Sachs confirmed to the Special Committee and the Board that, had Goldman Sachs performed its financial analyses set forth in the presentation on June 18, 2018 using the Corrected Estimates, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs.

Historical Stock Trading Analysis. In addition to the financial analyses summarized below, Goldman Sachs reviewed solely for informational purposes the historical trading prices for the Shares for the 52-week period ended June 18, 2018. Goldman Sachs noted that the Merger Consideration to be paid to the holders (other than Roche Holdings Ltd and its affiliates) of Shares pursuant to the Merger Agreement represented a premium of 28.7% to the closing price of $106.45 per Share on June 18, 2018, the last trading day before the public announcement of the Transactions, and a premium of 27.9% to the 52-week high closing price of $107.15 per Share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the molecular diagnostics services and diagnostic services industries (collectively referred to as the selected companies):

Molecular Diagnostics Services

•	Exact Sciences Corporation

•	Genomic Health, Inc.

•	Invitae Corporation

•	Myriad Genetics, Inc.

•	Natera, Inc.

•	NeoGenomics, Inc.

•	Veracyte, Inc.

Diagnostics Services

•	Laboratory Corporation of America Holdings

•	Quest Diagnostics Incorporated

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared enterprise value as a multiple of revenue estimates for the year 2020 for the Company and the selected companies based on financial data as of June 18, 2018, including the median of the Wall Street analyst estimates available through the Institutional Brokers’ Estimate System (the “IBES Estimates”). The multiples of the Company were calculated using the Company’s closing price on June 18, 2018 and were based on information provided by the Company, including the June Projections and the IBES Estimates. The multiples for each of the selected companies were based on the most recent publicly available information. The following table presents the results of this analysis:

		Company		Selected Companies
		June Projections	IBES Estimates	Molecular Diagnostics Services	Diagnostics Services
Enterprise Value as a multiple of:
2020E Revenue	High			9.4x	2.3x
	Median	6.6x	10.0x	3.6x	2.2x
	Low			2.2x	2.0x

Illustrative Discounted Cash Flow Analysis. Using the June Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 9.5% to 11.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2018 (i) estimates of unlevered free cash flow for the Company for the last three quarters of 2018 and the years 2019 through 2025 as reflected in the June Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 4.0% to 5.0%, to a terminal year estimate of the unlevered free cash flow to be generated by the Company, as reflected in the June Projections (which analysis, as set forth in the June 18 Presentation, implied exit terminal year earnings before interest, taxes, depreciation and amortization multiples ranging from 10.8x to 17.0x and implied exit terminal year revenue multiples ranging from 4.2x to 6.6x, and using the Corrected Estimates, implied exit terminal year earnings before interest, taxes, depreciation and amortization multiples ranging from 11.6x to 18.0x and implied exit terminal year revenue multiples ranging from 4.5x to 7.0x). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including a company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for a company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the June Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the net debt of the Company as of March 31, 2018, which was provided by the Company, to derive a range of illustrative equity values for the Company.

In addition, using discount rates ranging from 9.5% to 11.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2018 the estimated benefits of the Company’s net operating losses (“NOLs”) for the last three quarters of 2018 and the years 2019 through 2025, as reflected in the June Projections, and the Company’s balance of historically generated NOLs, based on information provided by the Company, to derive a range of illustrative equity values for the Company’s NOLs.

Goldman Sachs then added the range of illustrative equity values for the Company and the range of illustrative equity values for the Company’s NOLs to derive a range of illustrative aggregate equity values for the

Company. Goldman Sachs then divided the range of illustrative aggregate equity values it derived by the number of fully diluted outstanding shares of the Company, calculated using the treasury stock method basis and based on information provided by the management of the Company. As set forth in the June 18 Presentation, this analysis indicated a range of illustrative present values per Share ranging from $82.00 to $133.00 (rounded to the nearest dollar), and using the Corrected Estimates, this analysis indicated a range of illustrative present values per Share ranging from $86.00 to $139.00 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future revenues and its assumed enterprise value to future revenue multiple. For this analysis, Goldman Sachs used the June Projections for each of the years 2021 to 2024. Goldman Sachs first calculated the implied values per Share as of June for each of the years 2019 to 2022 by applying a range of enterprise value to three-years’ forward revenue multiples of 4.0x to 9.5x to the revenue estimates contained in the June Projections for each of the years 2021 to 2024. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical average enterprise value to revenue multiples for the Company during the period since the initial public offering of the Company in September 2013 and current enterprise value to revenue multiples for the selected companies.

Goldman Sachs then discounted the implied June 2019 to June 2022 values back to June 18, 2018 using an illustrative discount rate of 10.5%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for a company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $73.00 to $200.00 per Share (rounded to the nearest dollar).

Premia Analysis – Minority Stake Takeout. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the following all-cash minority stake takeout transactions announced during the time period from 2008 to 2016 involving strategic acquirers and U.S.-domiciled public targets.

Date Announced	Acquiror	Target	Premium to Target’s Undisturbed
March 7, 2016	Great American Insurance Company	National Interstate Corporation	41.5%
February 19, 2013	Chiesi Farmaceutici S.p.A.	Cornerstone Therapeutics Inc.	77.6	%(1)
November 28, 2012	Danfoss A/S	Sauer-Danfoss Inc.	48.6%
November 1, 2010	CNA Financial Corp.	CNA Surety Corp.	37.9%
March 21, 2010	CONSOL Energy Inc.	CNX Gas Corporation	24.2%
September 4, 2009	Fairfax Financial Holdings Limited	Odyssey Re Holdings Corp.	29.4%
August 12, 2008	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	UnionBanCal Corporation	26.3%
July 21, 2008	Roche Holding Ltd	Genentech, Inc.	16.1%

(1)	Chiesi Farmaceutici S.p.A. / Cornerstone Therapeutics Inc. transaction omitted for the purposes of calculation of high, mean, median and low transaction premiums due to Cornerstone Therapeutics Inc.’s acquisition of the exclusive U.S. market rights to PERTZYE during its acquisition by Chiesi Farmaceutici S.p.A.

For the transactions above, using publicly available information, Goldman Sachs calculated the high, mean, median and low transaction premium to the target’s last undisturbed closing share price prior to the announcement of the transaction. This analysis indicated a high premium of 48.6%, a mean premium of 32.0%, a median premium of 29.4% and a low premium of 16.1%. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 15.0% to 50.0% to the undisturbed closing price per Share of $106.45 as of

June 18, 2018 and calculated a range of implied equity values per Share of $122.00 to $160.00 (rounded to the nearest dollar).

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, Roche Holding Ltd or the Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Special Committee and the Board as to the fairness from a financial point of view of the Merger Consideration to be paid to the holders (other than Roche Holding Ltd and its affiliates) of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Roche Holding Ltd, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Roche Holding Ltd and was approved by the Special Committee and the Board. Goldman Sachs provided advice to the Special Committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Special Committee or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Special Committee and the Board was one of many factors taken into consideration by the Special Committee and the Board in making a determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Roche Holding Ltd, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the Transactions. During the two year period ended June 18, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has received compensation. During the two year period ended June 18, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by Roche Holding Ltd or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Roche Holding Ltd and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions and also has familiarity with the Company and the markets in which it operates. Pursuant to a letter agreement dated June 17, 2018, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between the Special Committee and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $26.3 million, all of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a description of the terms of Goldman Sachs’ engagement letter as the Special Committee’s financial advisor, see the discussion set forth under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in Item 5 of this Schedule 14D-9 below.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections and the likelihood that the underlying assumptions, estimates and projections may not be realized. In connection with the Board’s review of the Company’s strategic plan, in April 2018 the Company’s management prepared certain internal, long-range financial projections for the Company for the fiscal years 2018-2023 (the “April Projections”). In connection with the consideration of the Transactions and at the Special Committee’s request, in June 2018 the Company’s management updated the April Projections for the fiscal years 2018-2025 (the “June Projections”, and, together with the April Projections, the “Projections”) to take into account recent events and updated assumptions regarding the business since the April Projections were prepared. The June Projections were provided to, and considered and approved by, the Special Committee and the Board in connection with their evaluation of the Transactions, and the Special Committee and the Board directed Goldman Sachs to use the June Projections in connection with the rendering of its fairness opinion to the Special Committee and the Board and performing its related financial analysis, as described above under the heading “Opinion of the Special Committee’s Financial Advisor” in Item 4 of this Schedule 14D-9. The June Projections were not provided to Roche Holdings or its advisors; however, portions of the April Projections were provided to the Roche Designees on April 20, 2018 in their capacity as directors of the Company.

The Projections were developed under the assumption of the Company’s continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or reflect any effects of the Transactions or the effect of the failure of the Transactions to be consummated. The Projections were prepared by the Company’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any other form of assurance related thereto. The selected elements of the Projections presented below are included solely to give the Company stockholders access to certain long-range financial projections that were made available to the Special Committee, the Board (including, with respect to portions of the April Projections, the Roche Designees) and/or Goldman Sachs and are not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. Because the Projections cover multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for the Company’s business and changes in market conditions. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to: (1) the availability and level of third-party reimbursement for the Company’s products and services; (2) market acceptance of such products and services; (3) the introduction of new Company products and services; (4) access to sufficient capital; (5) the impact of competition; (6) the effect of regulatory actions; (7) the effect of global economic conditions; (8) changes in applicable laws, rules and regulations; and (9) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those contained in the Projections. The inclusion of the selected elements of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such selected elements should not be relied upon as such. None of the Company, Roche Holdings or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law, and the June Projections have not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of the Company, Roche Holdings or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company made no representation to Roche Holdings, in the Merger Agreement or otherwise, concerning the Projections. The inclusion of selected elements of the Projections in the tables below and the accompanying narrative should not be regarded as an indication that the Company, Roche Holdings and/or any of their respective affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue, if any, reliance on the Projections. The Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below.

The following table presents selected elements of the April Projections:

April 2018 Company Management Projections (in millions)
	2018E	2019E	2020E	2021E	2022E	2023E
Total Revenue	$287	$451	$603	$764	$892	$999
Cost of Goods Sold	(133)	(151)	(189)	(224)	(249)	(283)
Gross Profit	154	300	413	540	643	716
Operating Expenses	(269)	(300)	(330)	(360)	(388)	(416)
EBIT (1)	(116)	0	83	181	255	301

(1)	“EBIT” means operating profit or loss before interest and taxes.

The following table presents selected elements of the June Projections. Among the changes between the preparation of the April Projections and the June Projections, the Company added new investments, including a revised long term incentive program, increased capacity, platform changes to reduce turnaround time and the cost of goods sold, increased physical infrastructure and corporate support. The Company increased its projected debt financing by $80.0 million beyond its existing Credit Facility. The Company also adjusted its revenue projections to reflect a greater perceived opportunity with existing and new pharmaceutical partners. While the June Projections take into account certain recent events and updated assumptions regarding the business since the April Projections were prepared, the June Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below.

June 2018 Company Management Projections (in millions)
	2018E	Q2-Q4 2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenue	$287	$234	$465	$627	$807	$949	$1,080	$1,212	$1,349
Cost of Goods Sold	(136)	(109)	(171)	(200)	(225)	(227)	(235)	(262)	(298)
Gross Profit	151	126	294	427	582	722	845	950	1,050
Operating Expenses	(285)	(223)	(334)	(374)	(414)	(455)	(492)	(528)	(558)
EBIT (1)	(134)	(97)	(40)	53	167	267	353	422	492
EBITDA (2) (*)	(110)	(78)	(12)	87	207	305	386	455	525
Net Income (*)	(141)	(103)	(55)	35	151	254	287	328	387
Unlevered Free Cash Flow (3) (*)	N/A	(107)	(62)	4	108	203	267	321	382
Ending Cash Balance	70	70	92	105	180	363	571	815	1,136
Ending Debt Balance (*)	200	200	270	270	230	174	114	51	0

(1)	“EBIT” means operating profit or loss before interest and taxes.
(2)	“EBITDA” means operating profit or loss before interest, taxes, depreciation and amortization.
(3)	“Unlevered Free Cash Flow” means tax-effected EBIT, plus depreciation and amortization, minus capital expenditures and minus increases in net working capital.
(*)	Derived from the June Projections for use by Goldman Sachs in its financial analysis. See “—Opinion of the Special Committee’s Financial Advisor” for further information.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate (excluding Roche Holdings) and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Goldman Sachs’ engagement, Foundation Medicine has agreed to pay Goldman Sachs a transaction fee that is equal to approximately $26.3 million and contingent upon the closing of the Transactions, for its financial advisory services.

Foundation Medicine has also agreed to reimburse Goldman Sachs for its reasonable documented expenses incurred from time to time in connection with this engagement, for an amount not to exceed $150,000. In addition, Foundation Medicine has agreed to indemnify Goldman Sachs and its affiliates, its and their respective partners, directors, agents, employees and controlling persons, against any losses, claims, damages or liabilities, in connection with or as a result of Goldman Sachs’ engagement.

Additional information pertaining to the retention of Goldman Sachs by Foundation in Item 4 under the heading “Opinion of the Special Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Foundation Medicine nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Foundation Medicine on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except as set forth below.

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Troy Cox	May 7, 2018	7,063	$70.01	Shares sold to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary).

Troy Cox	May 16, 2018	2,157	$77.10	Sale of stock pursuant to Rule 10b5-1 trading plan. A portion of these shares were effected to satisfy tax liabilities in connection with vesting and release of restricted stock units.

Vincent A. Miller	May 21, 2018	1,570	$29.94	Shares acquired pursuant to exercise of stock option pursuant to Rule 10b5-1 trading plan.

Vincent A. Miller	May 21, 2018	1,570	$85.00	Sale of stock pursuant to Rule 10b5-1 trading plan.

Michael J. Pellini	May 15, 2018	3,500	$76.05	Sale of stock pursuant to Rule 10b5-1 trading plan.

Michael J. Pellini	June 15, 2018	3,500	$105.45	Sale of stock pursuant to Rule 10b5-1 trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Arrangements with the Company’s Directors and Executive Officers–Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of July 30, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about July 2, 2018). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Foundation Medicine, Inc.

150 Second Street

Cambridge, Massachusetts 02141

Attention: Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”)

containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Roche Holdings nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Roche Holdings and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company’s Board of Directors approved the transactions whereby Roche Holdings became an interested stockholder in 2015. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Roche Holdings, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Roche Holdings, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Roche Holdings and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required as a result of Roche Holdings’ or Merger Sub’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

Because Roche Holdings is an affiliate of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Roche Holdings and Merger Sub, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2018.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, and projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, customers and other business partners; the risk that any stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, and subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated July 2, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Roche Holdings and Merger Sub on July 2, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published July 2, 2018 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Foundation Medicine, Inc. and Roche Holdings, Inc., on June 19, 2018 (incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K filed on June 19, 2018).

(a)(5)(B)	Email sent to employees from Chief Executive Officer of Foundation Medicine, Inc. dated June 19, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2018).

(a)(5)(C)	Letter sent to Biopharma partners by Foundation Medicine, Inc. dated June 19, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2018).

(a)(5)(D)	Opinion of Goldman Sachs & Co. LLC, dated June 18, 2018 (included as Annex B to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, by and among Foundation Medicine, Inc., 062018 Merger Subsidiary, Inc., and Roche Holdings, Inc., dated June 18, 2018 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on June 19, 2018).

(e)(2)	Transaction Agreement, dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on January 12, 2015).

(e)(3)	Investor Rights Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and certain other stockholders named therein (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on January 12, 2015).

(e)(4)#	Collaboration Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K/A filed on August 24, 2015).

(e)(5)#	First Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on August 3, 2016).

(e)(6)#	Second Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated June 16, 2016 (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q filed on August 3, 2016).

(e)(7)#	Third Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated July 25, 2016 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on November 2, 2016).

(e)(8)#	Fourth Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated December 20, 2016 (incorporated by reference to Exhibit 10.24 of the Company’s Form 10-K filed on March 3, 2017).

(e)(9)#	Fifth Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated September 8, 2017 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on September 13, 2017).

(e)(10)#	Sixth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated November 1, 2017 (incorporated by reference to Exhibit 10.27 of the Company’s Form 10-K filed on March 7, 2018).

(e)(11)#	US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K/A filed on August 24, 2015).

(e)(12)#	Amended and Restated Ex-U.S. Commercialization Agreement by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated February 28, 2018 (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q filed on May 2, 2018).

(e)(13)#	Master IVD Collaboration Agreement, by and among Foundation Medicine, Inc., Roche Basel and Roche Molecular Systems, Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q/A filed on November 16, 2016).

(e)(14)	Credit Facility Agreement, by and between Foundation Medicine, Inc. and Roche Finance Ltd, dated August 2, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on August 2, 2016) (as amended by the Amendment Letter Agreement, dated July 31, 2017, between Foundation Medicine, Inc. and Roche Finance Ltd).

(e)(15)	Amendment Letter Agreement, dated as of July 31, 2017, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on August 1, 2017).

(e)(16)	Tax Sharing Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 12, 2015).

(e)(17)	Waiver and Consent by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 5, 2017 (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed on January 6, 2017).

(e)(18)*	Foundation Medicine, Inc. 2010 Stock Incentive Plan, as Amended and Restated, and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(e)(19)*	Foundation Medicine, Inc. 2013 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on September 12, 2013).

(e)(20)*	Employment Agreement, dated January 5, 2017, by and between Foundation Medicine, Inc. and Troy Cox (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 6, 2017).

(e)(21)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Tom Civik, dated October 10, 2017 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on October 10, 2017).

(e)(22)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Michael Doherty, dated December 5, 2016, as amended (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on May 2, 2018).

(e)(23)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Konstantin Fiedler, dated May 1, 2018 (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q filed on May 2, 2018).

(e)(24)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Robert W. Hesslein, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(e)(25)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Vincent A. Miller, dated as of August 1, 2011, as amended (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on September 12, 2013).

(e)(26)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Melanie Nallicheri, dated September 12, 2016 (incorporated herein by reference to Exhibit 10.4 of the Company’s Form 10-Q filed on May 2, 2018).

(e)(27)*	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Jason Ryan, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(e)(28)	Letter Agreement by and between Foundation Medicine, Inc. and Michael Pellini, M.D., dated January 5, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on January 6, 2017).

(e)(29)	Form of Indemnification Agreement between Foundation Medicine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on August 16, 2013).

(e)(30)	Seventh Amended and Restated Certificate of Incorporation of Foundation Medicine, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed on April 7, 2015).

(e)(31)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K filed on October 2, 2013).

*	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 2, 2018

FOUNDATION MEDICINE, INC.

By:	/s/ Troy Cox
Name: Troy Cox
Title: President and Chief Executive Officer

ANNEX A

BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

Alexis Borisy has served as a member of the Board since 2009 and served as Chairman of the Board from 2011 to February 2017. He co-founded Foundation Medicine in 2009 and served as the Company’s interim Chief Executive Officer through May 2011. Since 2010, Mr. Borisy has been a partner at Third Rock Ventures, LLC, a life sciences venture capital firm focused on the formation, development and strategy of new companies. Mr. Borisy co-founded Blueprint Medicines Corp. (NASDAQ: BPMC) (“Blueprint”) in 2011 and served as its interim chief executive officer, and currently is on its board of directors. In addition, since July 2013, Mr. Borisy has served as chairman of Warp Drive Bio, LLC, a life sciences company focusing on genomics where he served as chief executive officer from 2011 to July 2013. Mr. Borisy also serves on the board of directors of REVOLUTION Medicines, Inc., Magenta Therapeutics, Inc. (NASDAQ: MGTA), Celsius Therapeutics, Inc. where he serves as chairman, Relay Therapeutics, Inc. where he serves as chairman, and Tango Therapeutics, Inc. where he serves as chairman. From 2013 to April 2018, Mr. Borisy served on the board of directors of Editas Medicine, Inc. (NASDAQ: EDIT). From 2007 through 2012, Mr. Borisy served as chairman of FORMA Therapeutics, Inc., a life sciences company focused on targeting cancers for treatment. In 2000, Mr. Borisy founded CombinatoRx, Inc. (now Epirus Biopharmaceuticals, Inc. (NASDAQ: EPRS)), a drug development company, and served as its chief executive officer and on its board of directors from 2000 to 2009. Mr. Borisy holds an A.B. in chemistry from the University of Chicago and an A.M. from Harvard University.

Troy Cox has served as the Company’s Chief Executive Officer and a member of the Board since February 2017 and in December 2017, the Board appointed Mr. Cox to the additional position of President, which became effective in February 2018. Mr. Cox joined the Company from Genentech, Inc. (“Genentech”) where he held the position of Senior Vice President, BioOncology Sales & Marketing from February 2010 until February 2017. Before joining Genentech, Mr. Cox served as president of CNS operations at UCB S.A. (“UCB BioPharma”) with responsibility for developing and commercializing therapeutics for diseases primarily related to the central nervous system. Prior to UCB BioPharma, Mr. Cox held senior commercial leadership roles with Sanofi-Aventis and Schering-Plough. Mr. Cox received a B.A. in finance from the University of Kentucky and an M.B.A. from the University of Missouri.

Michael R. Dougherty has served as a member of the Board since November 2016. Mr. Dougherty served as executive chairman of Celator Pharmaceuticals, Inc., a formerly publicly traded biopharmaceutical company that was acquired by Jazz Pharmaceuticals plc in July 2016, from August 2015 to July 2016, and as a director from July 2013 to July 2016. Mr. Dougherty was chief executive officer and a member of the board of directors of Kalidex Pharmaceuticals, Inc., a privately held anti-infective biotechnology company, from May 2012 to October 2012. Mr. Dougherty has served in a variety of senior positions in the biopharmaceutical industry, including as chief executive officer and a member of the board of directors of Adolor Corporation, as chief operating officer of Genomics Collaborative, Inc., chief executive officer of Magainin Pharmaceuticals Inc., and as chief financial officer at Centocor, Inc. He currently serves on the board of directors at Trevena Inc. (NASDAQ:TRVN) and Marinus Pharmaceuticals, Inc. (NASDAQ:MRNS), both of which are publicly traded life sciences organizations. Mr. Dougherty also served on the board of directors of: ViroPharma, Incorporated from 2004 to 2014, Cempra, Inc. from 2013 to 2017 and Aviragen Therapeutics, Inc. from May 2013 to February 2018. Mr. Dougherty is a graduate of Villanova University.

Sandra Horning, M.D., has served as a member of the Board since April 2015. Dr. Horning currently serves as global head, product development and chief medical officer for Roche and Genentech. She joined Roche in late 2009 as global head of oncology product development. She is an emerita professor of medicine (oncology) at Stanford University where she served as a tenured professor, practicing oncologist and investigator for more than two decades. Dr. Horning received B.A. and M.D. degrees from the University of Iowa. She completed a post-doctoral fellowship at Stanford University. Pursuant to the Investor Rights Agreement, Dr. Horning is a Roche Designee. Dr. Horning’s business address is c/o Genentech, Inc., 1 DNA Way, South San Francisco, CA 94080.

Evan Jones has served as a member of the Board since 2013. Since 2007, Mr. Jones has served as managing member of jVen Capital, LLC, a life sciences investment company. He also serves as chairman and chief executive officer of OpGen, Inc. (NASDAQ: OPGN), a precision medicine company using molecular diagnostics and bioinformatics to combat infectious disease. Previously, he co-founded Digene Corporation (“Digene”), a formerly publicly traded biotechnology company focused on women’s health and molecular diagnostic testing that was sold to Qiagen N.V. (NASDAQ: QGEN) in 2007. He served as chairman of Digene’s board of directors from 1995 to 2007, as Digene’s chief executive officer from 1990 to 2006, and as Digene’s president from 1990 to 1999. Mr. Jones served as a member of the board of directors of CAS Medical Systems, Inc. (NASDAQ: CASM), a developer of patient vital signs monitoring products and technologies, from June 2008 to October 2013. He has served on the board of directors of Veracyte, Inc. (NASDAQ: VCYT), a molecular cytology company, since 2008. He also served on the board of directors of Fluidigm Corporation (NASDAQ: FLDM), a technology company that develops, manufactures and markets microfluidic systems in the life sciences industry focused on analysis of single cells and industrial genomics, from March 2011 to August 2017. Mr. Jones received a B.A. from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania.

Daniel O’Day has served as a member of the Board since April 2015. Mr. O’Day has served as chief executive officer of Roche Pharmaceuticals since September 2012 and is a member of the Roche corporate executive committee. Mr. O’Day has nearly three decades of operating expertise at Roche having served previously in various executive leadership positions for Roche Pharmaceuticals and Diagnostics. Most recently, between January 2010 and August 2012, Mr. O’Day served as chief operating officer of Roche’s Diagnostics Division. He also serves on the board of directors of Flatiron Health, Inc. (“Flatiron”), Roche Pharma (Schweiz) AG, Shanghai Roche Pharmaceuticals Ltd., Genentech and Chugai Pharmaceutical Co., Ltd. He served on the board of directors of Genentech USA, Inc. from August 2012 to December 2013 and Roche Diagnostics GmbH from January 2010 to November 2012. Mr. O’Day received a B.S. degree in biology from Georgetown University and an M.B.A. from Columbia University. Pursuant to the Investor Rights Agreement, Mr. O’Day is a Roche Designee. Mr. Day’s business address is c/o Roche Pharmaceuticals, F. Hoffmann La Roche AG, Grenzacherstrasse 124 / Bldg 71 / 3.44, 4070 Basel, Switzerland.

Michael Pellini, M.D., has served as a member of the Board since May 2011 and as the Company’s Chairman since February 2017. He served as the Company’s Chief Executive Officer from May 2011 until February 2017, and as the Company’s President from May 2011 until March 2015. Dr. Pellini is currently a Managing Partner at Section 32, LLC. Dr. Pellini joined the Company from Clarient, Inc. (“Clarient”), a General Electric Healthcare Company which was acquired by NeoGenomics, Inc. (NASDAQ: NEO) in 2015, where he held the position of president and chief operating officer from April 2008 to April 2011 and served on its board of directors from May 2007 to April 2009. Dr. Pellini served as vice president, life sciences at Safeguard Scientifics, Inc. (NYSE: SFE), a private equity and venture capital firm from March 2007 to April 2008 and, as part of this role, was detailed to Clarient beginning in July 2007. Dr. Pellini currently serves on the board of directors of Tango Therapeutics, Inc., Singular Genomics, Inc., Vineti, Inc., Adaptive Biotechnologies, Inc., and Octave BioScience, Inc. Dr. Pellini received a B.A. from Boston College, an M.B.A. from Drexel University and an M.D. from Jefferson Medical College, now the Sidney Kimmel Medical College of Thomas Jefferson University.

Michael Varney, Ph.D., has served as a member of the Board since April 2015. Dr. Varney currently serves as head of Research and Early Development at Genentech. He joined Genentech in 2005, where he has held various executive roles in small molecule drug discovery and research. Previous to his tenure at Genentech, Dr. Varney served as vice president, drug discovery for the Global Research and Development organization of Pfizer Inc. (NYSE: PFE). Dr. Varney previously spent over ten years with Agouron Pharmaceuticals, Inc. which was acquired by Pfizer Inc. in 2000, eventually serving as a corporate vice president and head of research. Dr. Varney received a B.S. degree in chemistry from the University of California, Los Angeles and a Ph.D. in organic synthesis from the California Institute of Technology. He completed a post-doctoral research fellowship at Columbia University. Pursuant to the Investor Rights Agreement, Dr. Varney is a Roche Designee. Dr. Varney’s business address is c/o Roche Pharmaceuticals, 1 DNA Way, South San Francisco, CA 94080.

Krishna Yeshwant, M.D., has served as a member of the Board since 2011. Dr. Yeshwant currently serves as a partner at Google Ventures, a venture-capital fund. Dr. Yeshwant has been working with Google Ventures since June 2008. Before joining Google Ventures, in 1996 he founded Stanford Students Consulting, an electronic data interchange company that was acquired by Hewlett-Packard Company (NYSE: HPQ) in 2000. In 2000, he founded Recourse Technologies, Inc., a network security company that was acquired by Symantec Corporation (NASDAQ: SYMC) in 2002. Since 2009, Dr. Yeshwant has also been employed by Partners Healthcare, a not-for-profit health care system, as an internal medicine physician at Brigham and Women’s Hospital. Dr. Yeshwant has a B.S. in Computer Science from Stanford University, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School. Dr. Yeshwant currently serves on the board of directors of Element Science, Inc., PatientPing Inc., One Medical Group and DNAnexus, Inc.

Thomas Civik joined Foundation Medicine in November 2017 as the Company’s Chief Commercial Officer. Mr. Civik worked from 1999 to 2017 in Genentech’s commercial organization, most recently serving as Vice President of Sales and Marketing, where Mr. Civik was responsible for leading commercialization efforts for several leading oncology products. Prior to joining the oncology team at Genentech, Mr. Civik led the commercial activities for a portfolio of products focused on stroke and cardiovascular disease. Mr. Civik began his career at Genentech in the managed care area, holding increasingly complex roles focused on delivering access for the entire Genentech portfolio. Prior to Genentech, Mr. Civik spent eight years at Sanofi where he held increasingly complex roles in sales, sales management and account management. Mr. Civik received B.A. from Saint Norbert College and an M.B.A. from the Kellogg School of Management at Northwestern University.

Michael Doherty, a citizen of the Republic of Ireland and the United Kingdom, joined Foundation Medicine in January 2017 as Head of Product Development and has served as Head of Research & Development since January 2018. Prior to joining the Company, Mr. Doherty was Head of Regulatory Affairs at Roche Pharmaceuticals and Genentech for a period of 14 years from 2002 to 2016, overseeing the approvals of products in the field of oncology, immunology, hematology and bone disease. Prior to Roche Pharmaceuticals and Genentech, he worked in regulatory affairs at pharmaceutical companies based in the U.K., France, Switzerland and the U.S. Mr. Doherty serves as Regulatory Strategy Adviser to VisionGate, a clinical stage cancer diagnostics and therapeutics company and as a member of the board of Monarch BioNetworks. Mr. Doherty has a BSc in Biochemistry from the University of Reading, U.K. and a fellowship of the Institute of Medical Sciences, U.K., and a Diploma in Management Studies from the University of Portsmouth, U.K.

Konstantin Fiedler, Ph.D., a citizen of the Republic of Austria, joined Foundation Medicine in November 2016 as general manager of international markets and has served as Chief Operating Officer since February 2018. Prior to joining Foundation Medicine, Dr. Fiedler was head of innovation at Linde Healthcare, Germany from June 2013 to October 2016 and a Vice President of Leica Biosystems from April 2011 to May 2013 where he led the global Tissue Diagnostics business unit. Before this, Dr. Fiedler was an executive in the Life Sciences division at General Electric where he held leadership roles at various business units within the division. Earlier in his career he held senior positions at Danaher Corporation, Amersham plc and SmithKline Beecham. Dr. Fiedler earned his Ph.D. from the University of Konstanz, Germany and his M.S. in Physics from the University of Graz, Austria.

Robert Hesslein, J.D., has served as the Company’s Senior Vice President and General Counsel since May 2012. Mr. Hesslein was previously senior vice president and deputy general counsel at Genzyme Corporation (“Genzyme”), a biotechnology company based in Cambridge, Massachusetts, which is now a wholly-owned subsidiary of Sanofi (NYSE: SNY), from 1996 to 2012. Before Genzyme, from 1990 to 1996, Mr. Hesslein was a second vice president and counsel at The New England, a mutual life insurance company. From 1978 to 1990, Mr. Hesslein was an associate and subsequently a partner at Csaplar & Bok, a Boston law firm. Mr. Hesslein earned his B.A. from Yale University and his J.D. from The Cornell Law School.

Vincent Miller, M.D., was appointed to serve as the Company’s Chief Medical Officer in July 2013. He joined the Company in October 2011 and served as the Company’s Senior Vice President, Clinical Development between then and July 2013. Dr. Miller served between July 1991 and October 2011 as an attending physician, and Dr. Miller has served since November 2011 to the present as a consulting physician, at Memorial Sloan-Kettering Cancer Center. Dr. Miller earned his B.A. from the University of Pennsylvania and his M.D. from the University of Medicine and Dentistry of New Jersey in Newark.

Melanie Nallicheri joined Foundation Medicine in October 2016 as Chief Business Officer and Head of BioPharma. Prior to joining Foundation Medicine, from September 2013 to June 2016, Ms. Nallicheri was Senior Vice President, Corporate Strategy and Business Development at McKesson Distribution Solutions and McKesson Data & Analytics. From April 2011 to September 2013, Ms. Nallicheri was Senior Vice President, Corporate Development at Geron Corporation. From January 1993 to February 2011, she was a partner and senior member of the global health practice at Booz & Company/Booz Allen Hamilton. She has served on the board of directors at the American Red Cross Bay Area Chapter, Bay Area Council and Healthcare Business Women’s Association. Ms. Nallicheri earned her M.B.A. with honors from Columbia Business School and her M.S. in business and economics from WHU Otto Beisheim School of Corporate Management in Koblenz, Germany.

Jason Ryan has served as the Company’s Chief Financial Officer since March 2015, as the Company’s Senior Vice President, Finance from January 2014 to March 2015 and as the Company’s Vice President, Finance from March 2012 to January 2014. He previously served as the Company’s Senior Director, Finance from May 2011 to March 2012. Prior to joining the Company, Mr. Ryan led the finance and strategic planning functions of Taligen Therapeutics, Inc., which was acquired by Alexion Pharmaceuticals, Inc. (NASDAQ: ALXN), from May 2009 to April 2011, Codon Devices Inc. from May 2007 to May 2009 and Genomics Collaborative, Inc., which was acquired by SeraCare Life Sciences, Inc. (NASDAQ: SRLS), from September 1998 to September 2004. He began his career at Deloitte & Touche. Mr. Ryan holds a B.S. in economics from Bates College and an M.B.A. from Babson College, and earned a C.P.A. in Massachusetts.

ANNEX B

OPINION OF GOLDMAN SACHS & CO. LLC

PERSONAL AND CONFIDENTIAL

June 18, 2018

Special Committee of the Board of Directors

Board of Directors

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Roche Holding Ltd (“Roche”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc. (the “Company”) of the $137.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (the “Agreement”), by and among Roche Holdings, Inc. (“Roche Holdings”), 062018 Merger Subsidiary, Inc., a wholly-owned subsidiary of Roche Holdings (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $137.00 in cash per Share for each Share accepted (the “Consideration”). The Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by the Company, Roche, Roche Holdings or Merger Sub or any other subsidiary of the Company or Roche, or Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Roche, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Roche and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2017; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Board (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

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For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. We note that (i) Roche and its affiliates beneficially own 21,019,111 Shares; (ii) Roche has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which Roche would be a purchaser of the Shares it does not already beneficially own and you have instructed us not to consider any such alternative transaction in rendering this opinion; and (iii) to your knowledge, no third party other than Roche has made any proposal to purchase most or all of the outstanding Shares as a single block. This opinion addresses only the fairness from a financial point of view to the holders (other than Roche and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Roche and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Roche or the ability of the Company or Roche to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and, with respect to such opinion, the Board, in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Roche and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

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ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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